SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 31, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – Anglogold Ashanti Report for the quarter and six months ended 30 June 2007, prepared in accordance with International Accounting Standards

Report

for the quarter and six months ended 30 June 2007

Group results for the quarter ….

❖ Adjusted headline earnings of $82m compared with $98m in the previous quarter, due to stronger local operating currencies, higher exploration spend and continued hedge book reduction
❖ Gold production up slightly to 1.35Moz and total cash costs steady at $333/oz
❖ Price received increased slightly to $605/oz, 9% lower than the average spot price for the quarter, with hedge delta reduced by 840,000oz to 8.75Moz
❖ Interim dividend of 90 South African cents (13 US cents) per share declared
❖ CEO Bobby Godsell announces his retirement; Mark Cutifani named as his successor

		Quarter ended June 2007	ended March 2007	Six months ended June 2007	ended June 2006	Quarter ended June 2007	ended March 2007	Six months ended June 2007	ended June 2006
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**41,958**	41,239	83,198	85,691	**1,349**	1,326	2,675	2,755
Price received[1]	- R/kg / $/oz	**137,579**	139,953	138,807	116,683	**605**	602	604	573
Total cash costs	- R/kg / $/oz	**75,724**	76,991	76,406	62,181	**333**	332	333	307
Total production costs	- R/kg / $/oz	**99,734**	99,905	99,872	83,767	**439**	430	435	413
Financial review									
Gross profit (loss)	- R / $ million	**1,930**	778	2,708	(921)	**231**	147	378	(39)
Gross profit adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts[2]	- R / $ million	**1,688**	1,832	3,520	3,228	**239**	253	492	506
Profit (loss) attributable to equity shareholders	- R / $ million	**1,083**	(150)	933	(2,126)	**111**	19	131	(241)
Headline earnings (loss) [3]	- R / $ million	**1,070**	(130)	940	(2,159)	**109**	22	132	(245)
Headline earnings adjusted for the profit (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond[4]	- R / $ million	**583**	707	1,290	1,436	**82**	98	180	225
Capital expenditure	- R / $ million	**1,979**	1,417	3,396	2,130	**279**	196	476	337
Earnings (loss) per ordinary share	- cents/share								
Basic		**385**	(53)	332	(790)	**39**	7	47	(90)
Diluted		**384**	(53)	331	(788)	**39**	7	46	(89)
Headline[3]		**380**	(46)	334	(802)	**39**	8	47	(91)
Headline earnings adjusted for the profit (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond[4]	- cents/share	**207**	251	459	534	**29**	35	64	84
Dividends	- cents/share			90	210			13	29

Notes:
1. *Refer to note D of "Non-GAAP disclosure" for the definition.*
2. *Refer to note B of "Non-GAAP disclosure" for the definition.*
3. *Refer to note 8 of "Notes" for the definition.*
4. *Refer to note A of "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations **at a glance**

for the quarter ended 30 June 2007

	Production		Total cash costs		Cash gross profit[1]		Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts [2]	
	oz (000)	% Variance [3]	$/oz	% Variance [3]	$m	% Variance [3]	$m	% Variance [3]
Mponeng	154	8	247	(4)	53	8	41	5
Sunrise Dam	149	1	295	(1)	42	(2)	30	(6)
Great Noligwa	125	1	320	(12)	35	17	22	16
Kopanang	101	5	294	(1)	31	7	23	5
TauTona	99	3	311	11	29	(6)	15	(25)
AngloGold Ashanti Mineração	73	11	249	20	26	4	19	(10)
Geita	82	5	337	(25)	24	200	11	650
Cripple Creek & Victor	69	8	249	3	23	-	16	7
Cerro Vanguardia[4]	50	(4)	256	36	19	(5)	13	(7)
Obuasi	92	(9)	452	14	15	(25)	1	(80)
Iduapriem[4]	43	59	293	(36)	13	225	9	200
Yatela[4]	33	(6)	232	7	12	(14)	11	(8)
Serra Grande[4]	24	-	263	13	8	(20)	6	(25)
Siguiri[4]	64	(12)	500	20	7	(46)	-	(100)
Morila[4]	35	(15)	410	15	7	(36)	4	(50)
Sadiola[4]	34	10	404	(7)	7	-	6	-
Tau Lekoa	39	(9)	469	9	5	(29)	(1)	(200)
Navachab	20	-	349	(5)	5	-	4	-
Savuka	18	-	431	21	3	(40)	1	(67)
Moab Khotsong	13	(7)	695	20	(1)	-	(6)	(50)
Other	33	-			19	(41)	14	(44)
AngloGold Ashanti	1,349	2	333	-	382	(1)	239	(6)

1 *Refer to note F of "Non-GAAP disclosure" for the definition.*
2 *Refer to note B of "Non-GAAP disclosure" for the definition.*
3 *Variance June 2007 quarter on March 2007 quarter – increase (decrease).*
4 *Attributable.*

Rounding of figures may result in computational discrepancies.

Letter from the **chairman**

Dear Shareholders

The AngloGold Ashanti board announces that Bobby Godsell will be retiring from the company and the board with effect from 30 September, 2007. Bobby has been with the Anglo American Group since 1974, was appointed Chief Executive Officer of the Gold and Uranium Division of Anglo American in July 1995 and Chief Executive Officer of AngloGold Ashanti in April 1998.

We also announce the appointment of Mark Cutifani as Bobby's successor. Mark is an Australian mining engineer who currently holds the position of Chief Operating Officer at CVRD Inco where he has responsibility for CVRD Inco's global nickel business. He will take up his new position in mid-September 2007.

The board and management of AngloGold Ashanti are very fortunate to have had the benefits of Bobby's leadership and inspiration for the past 12 years. His career with the Anglo Group has been characterised by his clear vision of ethics and business and how the two combine in the interests of shareholder value, equity and the growth of democracy. I have no doubt that he will continue to make a contribution to South Africa and this continent in whatever course he chooses now to follow.

I am also confident that Mark Cutifani is a person with the necessary technical, financial and socially responsible business experience to meet the challenges which face AngloGold Ashanti in the years to come.

Additionally, we also announce that Roberto Carvalho Silva, after more than thirty years with the Anglo American Group, has decided to leave AngloGold Ashanti in September. The board and management wish him well in his future pursuits. Neville Nicolau will become the Chief Operating Officer of the company with responsibility for all operations. Mr Carvalho Silva will assist Mr Nicolau in the consolidation of the two operating regions, which will commence as soon as possible.

Yours sincerely,

R P EDEY
Chairman

Financial and **operating review**

OVERVIEW FOR THE QUARTER

Adjusted headline earnings were $82m compared with $98m in the first quarter. The reduction quarter-on-quarter was primarily due to stronger local operating currencies, higher exploration spend and continued hedge book reduction. The received gold price, whilst slightly up on the prior quarter at $605/oz, was 9% lower than the average spot price of $666/oz as the company continued to reduce its hedge book. As at 30 June the hedge delta was 8.75Moz, as compared to 9.59Moz at 31 March, based on spot prices at quarter end of $649/oz and $663/oz, respectively.

The June quarter was marked by a steady operational performance with production 2% better at 1.35Moz. Total cash costs, at $333/oz, were in line with those of the previous quarter, largely due to the appreciation of local operating currencies, including a 2% strengthening in the South African rand, 5% strengthening of the Australian dollar and a 7% strengthening of the Brazilian real against the dollar.

Operationally, the South African assets had a mixed quarter, with lower recovered grades mitigating the effect of higher volumes at most mines and resulting in 2% improvements in both production and total cash costs, which declined to R71,551/kg. Individually, Kopanang, Mponeng and TauTona all reported solid production increases, while Great Noligwa and Savuka posted steady production. Moab Khotsong and Tau Lekoa, however, saw production decreases of 11% and 8% respectively.

Of the other African assets, good operational performances were recorded at Iduapriem, where production increased 59% and total cash costs declined 36%; at Sadiola, where production was 10% higher and total cash costs 7% lower; and at Geita, where production and total cash costs improved by 5% and 25%, respectively. Morila and Yatela reported production declines of 15% and 6%, while power disruptions and maintenance shut-downs at Siguiri combined with a 5% grade decline, resulted in a 12% decrease in production.

Regarding the international operations, Cerro Vanguardia in Argentina had a difficult quarter, with production 4% lower and total cash costs 36% higher due in part to a lower silver by-product credit and increased consumption of mining supplies.

In Brazil, production remained steady at Serra Grande and increased 11% at AngloGold Ashanti Brasil Mineração due to the commissioning of the Cuiabá expansion, although total cash costs at both operations were negatively affected by the appreciation of the Brazilian real over the quarter. At Sunrise Dam in Australia, production was in line with that of the previous quarter and total cash costs were 7% lower, while Cripple Creek & Victor, in the US, reported a 3% increase in total cash costs due to higher fuel prices, despite an 8% production improvement.

Following the poor safety start to 2007, a full safety review commenced, focusing on new outcome-based initiatives. TauTona, which had a particularly difficult 2006 safety year, has made good progress and remains fatality-free to date for 2007. Despite the injury-free performances reported by Morila, Iduapriem, Siguiri and Navachab for the quarter, the company's lost time injury frequency rate nevertheless deteriorated by 15% to 9.08 per million hours worked and remains a key focus for improvement going forward.

During the quarter, AngloGold Ashanti completed a transaction with Trans-Siberian Gold (TSG), in which it currently holds a 29.9% stake, to purchase two exploration companies from TSG for $40m. The exploration companies consist of Amikan (which holds the Veduga deposit and related exploration and mining licences) and AS APK (which holds the Bogunay deposit and related exploration and mining licenses). Together, the companies will form part of AngloGold Ashanti's initial contribution towards its strategic alliance with Polymetal as announced on 21 September 2006.

A dividend of 90 South African cents (13 US cents) per share has been declared on ordinary shares for the six months ended 30 June 2007.

Looking ahead, production for the third quarter is estimated to be 1.48Moz at an average total cash cost of $330/oz, assuming the following exchange rates: R7.15/$, A$/$0.84, BRL1.95/$ and Argentinean peso 3.11/$. Capital expenditure is estimated at $332m and will be managed in line with profitability and cash flow.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, improved face advance and face length resulted in a 10% volume increase for the quarter. However, yield was 9% lower and resulted in a steady gold production at 3,876kg (125,000oz). Total cash costs improved by 13% to R72,747/kg ($320/oz), as a result of the lower uranium by-product loss. Adjusted gross profit was 13% higher at R158m ($22m), primarily due to improved by-product contribution.

The Lost-Time Injury Frequency Rate (LTIFR) was 16.08 lost-time injuries per million hours worked (16.13 for the previous quarter).

Production at **Kopanang** was 6% higher at 3,156kg (101,000oz) primarily due to a 10% increase in volume, partially offset by a 4% lower yield, after seismicity curtailed access to higher grade material.

Total cash costs consequently decreased 4% to R66,677/kg ($294/oz) and adjusted gross profit, at R161m ($23m), was marginally higher than the previous quarter primarily due to the higher gold production.

The LTIFR was 14.18 (16.21).

Volume mined at **Moab Khotsong** was 9% higher, however gold yield was 18% lower due to increased off-reef mining and stoping width to negotiate dip faults. As a result, gold produced declined 11% quarter-on-quarter to 392kg (13,000oz). Total cash costs were 18% higher at R157,986/kg ($695/oz) and adjusted gross loss increased to R44m ($6m) due to the lower gold production.

The LTIFR was 14.38 (12.27).

At **Tau Lekoa**, volume improved by 7% from the previous quarter, while yield was 14% lower due to gold lock-up emanating from a mill liner replacement in the previous quarter. This resulted in gold production declining 8% to 1,223kg (39,000oz) and consequently, total cash costs increased 7% to R106,673/kg ($469/oz).

The adjusted gross loss of R6m ($1m) was incurred against a profit of R10m ($1m) in the previous quarter due to the lower gold produced.

The LTIFR was 29.37 (11.14). Regrettably, two people died during the quarter.

At **Mponeng**, a combination of higher volume from improved face advance and a marginally higher yield resulted in an 8% production improvement to 4,778kg (154,000oz). Total cash costs were 5% lower at R56,082/kg ($247/oz). Adjusted gross profit increased 5% to R293m ($41m), primarily due to the higher production.

The LTIFR was 15.27 (11.96). Regrettably, one person died in a fall of ground accident.

Production at **Savuka** was 3% lower at 552kg (18,000oz) as a result of grade dilution related to increased development. Total cash costs were 19% higher at R97,989/kg ($431/oz) due to additional expenditure on infrastructure maintenance. Adjusted gross profit decreased to R10m ($1m).

The LTIFR was 41.11 (10.08).

At **TauTona**, production improved 3% to 3,075kg (99,000oz), with a 6% decline in yield offset by 10% higher volumes. Total cash costs increased by 9% to R70,629/kg ($311/oz) due to higher power costs (winter tariffs) and increased expenditure on labour and consumables. Adjusted gross profit decreased 27% to R105m ($15m).

The LTIFR was 16.48 (23.71).

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production decreased 4% to 50,000oz, primarily due to lower feed grade. Total cash costs rose 36% to $256/oz as a result of the lower gold production, reduced silver by-product credit and increase consumption of mining supplies. Adjusted gross profit decreased 7% to $13m due to the lower gold sold and higher total cash cost.

The LTIFR was 1.87 (2.27).

AUSTRALIA

At **Sunrise Dam**, mining continued in the higher grade areas and production was 1% higher at 149,000oz, despite lower tonnes treated as a consequence of harder ore. Total cash costs decreased by 7% to A$355/oz ($295/oz) as a result of higher grades. Adjusted gross profit declined 12% to A$36m ($30m), partially due to a lower price received.

At the underground project, mining continues to access the high-grade Western Shear zone ore. Development is also accessing further ore in the Cosmo, Dolly, and Mako lodes. During the quarter, 299m of underground capital development and 1,491m of operational development were completed.

The LTIFR was 2.69 (2.63).

BRAZIL

At **AngloGold Ashanti Brasil Mineração**, production rose 11% to 73,000oz due to the end of the rainy season and the commissioning of the Cuiabá expansion. Total cash costs rose 20% to $249/oz, primarily due to local currency appreciation, lower grades and higher operating costs related to the commissioning of the Cuiabá expansion, partially offset by a higher acid by-product credit. Adjusted gross profit declined 10% to $19m, mainly due to lower gold sold and higher total cash costs.

The LTIFR was 1.15 (3.15).

At **Serra Grande** (50% attributable), gold production remained steady at 24,000oz although total cash costs were 13% higher to $263oz due to local currency appreciation and increased power consumption. Adjusted gross profit decreased 25% to $6m mainly as a result of lower gold sold and higher costs.

The LTIFR was 5.84 (2.12). Regrettably, one person died in a rockfall accident, making this the first fatal accident for the operation since AngloGold Ashanti's formation in 1998.

GHANA

At **Iduapriem** (85% attributable), the defective gearbox that reduced production in the first quarter was repaired and production increased 59% to 43,000oz. Total cash costs consequently decreased 36% to $293/oz, while adjusted gross profit rose significantly to $9m versus $3m in the previous quarter.

LTIFR was 0.00 (1.09)

At **Obuasi**, despite marginally higher tonnage, gold production was 9% lower at 92,000oz due to lower recovered grade. The lower production led to total cash costs increasing by 14% to $452/oz. Adjusted gross profit decreased to $1m, compared with $5m in the previous quarter, primarily due to the lower production.

The LTIFR was 1.89 (1.54).

REPUBLIC OF GUINEA

Production at **Siguiri** (85% attributable) was 12% lower to 64,000oz, primarily as a result of internal power disruptions, maintenance shut-downs and a 5% decline in grade. Total cash costs consequently increased 20% to $500/oz and the company is currently in discussion with the Guinean government on the treatment of fuel prices and exchange rates, which also contributed to the cost increases experienced at the mine this quarter. Adjusted gross profit was at break-even level against $5m in the previous quarter.

The LTIFR was 0.00 (0.00)

MALI

At **Morila** (40% attributable), production decreased 15% to 35,000oz due to a 15% decline in recovered grade, attributable to a lower grade blend of material. Total cash costs consequently increased 15% to $410/oz and adjusted gross profit, at $4m, was 50% lower due to the decline in production.

The LTIFR was 0.00 (0.00).

At **Sadiola** (38% attributable), production was 10% higher to 34,000oz due to increases in both tonnage throughput and recovered grades. Although improved recovery from the sulphide ores was achieved this quarter, planned recoveries are not yet being realised. Significant nickel and other base metal content associated with high grade sulphides has been diagnosed as a cause of lower elution efficiencies and the effect of this on future recovery assumptions is being tested.

Total cash costs decreased by 7% to $404/oz due to improved gold production, although sales declined by 3,000oz due to the timing of the final gold shipment and consequently adjusted gross profit remained constant at $6m.

The LTIFR was 0.88 (1.79).

Production decreased 6% at **Yatela** (40% attributable), to 33,000oz despite a 17% increase in tonnage stacked, which was partially offset by the release of lower-grade ounces stacked in the previous quarter. Total cash costs were consequently 7% higher to $232/oz and adjusted gross profit decreased 8% to $11m due to the decline in production.

The LTIFR was 1.46 (0.00).

NAMIBIA

Gold production at **Navachab** was unchanged quarter-on-quarter at 20,000oz, with a decrease in tonnage throughput offsetting the effect of an increase in recovered grade. Total cash costs, at $349/oz, were 5% lower due to the implementation of cost saving initiatives, while adjusted gross profit was equal to last quarter's level of $4m.

The LTIFR was 0.00 (12.83).

TANZANIA

After the slope failure in the Nyankanga pit in the first quarter which significantly reduced the production outlook for the year, production at **Geita** for the second quarter was 5% higher at 82,000oz and grade improved 23%. Volume was 14% lower, however, after tonnage throughput was adversely affected during the quarter by damage to the ball mill discharge, which resulted in considerable mill downtime, and the treatment of harder ore. Total cash costs were 25% lower at $337/oz and adjusted gross profit was $11m, versus a loss of $2m in the previous quarter, primarily as a result of the higher production.

The LTIFR was 1.44 (0.74).

NORTH AMERICA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), gold production increased 8% to 69,000oz. Total cash costs increased 3% to $249/oz, partially due to the lower ounces placed on the heap leach pad and higher fuel costs. Adjusted gross profit increased 7% to $16m as a result of the higher production.

The LTIFR was 5.01 (0.00).

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
- Adjusted gross profit (loss) is gross profit (loss) adjusted to exclude unrealised non-hedge derivatives and other commodity contracts.
- Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives and other commodity contracts, fair value adjustments on the option component of the convertible bond and deferred tax thereon.
- Rounding of figures may result in computational discrepancies.

Review of the gold market

A strong start to the quarter saw the gold price trade up to $690/oz, however on the back of a slightly stronger US dollar and what is normally a seasonally quiet period for gold, the price then traded down to a low of $640/oz and ended the quarter at $648/oz. The gold price averaged $666/oz for the quarter, marginally higher that the previous quarter's $650/oz.

The rand gold price averaged R151,392/kg for the quarter, marginally higher than the previous quarter's average of R150,698/kg. The strengthening of the Australian dollar saw the gold price average A$802/oz for the quarter, some 3% lower than the A$826/oz of the previous quarter.

PHYSICAL MARKET

The increased gold price stability of the first quarter of 2007 led to a 17% improvement in jewellery demand, with indications that second quarter buying was also healthy. Gold sales at the April Akshaya Thritiya festival in India – one of the most important gold-buying events of the year – were reported to have been substantially higher than those of the previous year, when volatility rose to nearly 40%. It appears that provided the relative price stability of 2007 continues, jewellery demand is expected to remain strong throughout the year, even at prices in the mid-to-high $600/oz range, and particularly given the rising income levels of main jewellery-buying areas such as India, China and the Middle East.

In an effort to help spur on this demand, the World Gold Council (WGC) this quarter launched a new international consumer advertising campaign, "Only Gold", in conjunction with major retailers and manufacturers in the US and China. The roll-out of this campaign to Europe and India is planned for later in the year, with early indications that acceptance by retailers to allocate spend to these campaigns is growing.

CENTRAL BANK SALES

The second quarter saw continued central bank gold sales, with signatories of the second Central Bank Gold Agreement (CBGA2), including Spain, France and the European Central Bank selling a total of 267t during the period and bringing the total sales for the third year of the CBGA2 to 301t by the end of June. Significantly, the Swiss National Bank also announced in June that it will adjust the composition of its reserves by selling 250t of gold before the end of the CBGA2 in September 2009, which may result in higher central bank sales for 2007 compared with those of 2006.

Speculation that the IMF will sell 400t of gold (out of its total reserves of 3,217t) remains, but as the sale is expected to be carried out under the terms of the CBGA2 agreement, market impact of such a decision is likely to be minimal.

INVESTMENT MARKET

Despite relatively limited activity in the gold ETFs over the quarter, investment in the WGC-backed Exchange Traded Gold ETFs, notably the GLD in New York and Singapore, GBS in London and Paris, GOLD in Australia and New Gold Debentures in Johannesburg, remained strong, representing a total of 19Moz (590t), or the equivalent of $12.5bn. Secondary listings of GBS took place in Italy and Germany over the quarter and plans are in place for further listings in Europe and Asia later this year.

INDUSTRIAL MARKET

The increasingly positive trends in industrial demand for gold over the last few years have continued, with particularly buoyant demand from the electronics industry in the Far East for gold-based products rising 5% over the past three years. Demand has been further driven by increased consumer demand for personal computers and mobile phones, which contain varying amounts of gold. Despite the best efforts by manufacturers to 'thrift' on gold usage, demand for gold in this sector has reached record highs. New advances in the potential industrial uses of gold may also suggest a further strengthening in industrial demand, as highlighted this quarter by the announcement of a new emission and pollution control system containing gold.

PRODUCER HEDGING

Net producer de-hedging continued through the second quarter, albeit at a slower pace. In addition to the Lihr Gold Limited announcement which occurred early into the quarter, further announcements followed from Harmony and Buenaventura. Finally in June, Newmont announced that it had closed out the remaining 1.85Moz of its hedge book. This quarter also saw the announcement of a new hedge put in place to secure debt capital for expansion at Western Goldfields.

CURRENCIES

The Euro continued to gain against the dollar for the early part of the quarter, reaching a high of €/$1.37. A brief correction saw the dollar trade back to a €/$1.33 before concerns surrounding the sub-prime mortgage market in the US re-surfaced, which caused the dollar to weaken again and it closed the quarter at €/$1.35.

Although for the quarter it showed a marginal depreciation of just over 1%, subsequent movement has seen the dollar slide to record lows of €/$1.38. Further weakening of the dollar is expected, which should see gold trade up to the higher levels seen in the second quarter.

The rand range traded throughout the quarter between levels of R6.83/$ to R7.36/$, and managed to appreciate some 3% against the dollar closing at R7.02/$. Much of this relative strength can be attributed to the weakness of the dollar.

Positive economic factors, high interest rates and the weakening dollar continue to support the Australian dollar, which strengthened by 6% quarter-on-quarter to average A$/$0.83. The Australian dollar has now traded as high as A$/$0.88, close to its twenty year high of A$/$0.89.

Hedge position

HEDGE POSITION

As at 30 June, the net delta hedge position was 8.75Moz or 272t, valued at a quarter end spot gold price of $648.60/oz, which was $15/oz lower than that of the previous quarter. This reflects a net delta position decrease of 0.84Moz or 26.2t during the quarter, as a result of delivering into maturing hedge positions and entering into new long positions as a continuation of the hedge reduction strategy.

The company continues to actively manage its hedge position in a value-accretive manner, whilst actively reducing the overall hedge delta. To this end, further long positions were entered into, and at 30 June long positions were 31,374kg at $664/oz for 2007 and a further 6,758kg at $658/oz for 2008, which are reflected in the hedge disclosure table.

The marked-to-market value of the hedge book as at 30 June 2007 was negative $2.78bn (as at 31 March 2007: negative $3.03bn).

This decrease in the marked-to-market value of the hedge book quarter-on-quarter was primarily due to the lower gold price, although movements in both the R/$ and A$/$ exchange rates also contributed.

For the quarter, the company received a price of $605/oz, which is $61/oz less than the average spot price of $666/oz. The deficit between the received price and the spot price is likely to remain at 8 to 10% for the remainder of the year, provided the gold price continues to trade between $600 and $700/oz.

As at 30 July, the marked-to-market value of the hedge book was a negative $2.843bn (negative R20.13), based on a gold price of $661/oz and exchange rates of R7.081/$ and A$/$0.848 and the prevailing market interest rates and volatilities at the time.

As indicated last quarter, the group has changed the method of allocating the effect of hedging to individual mines. The effect of hedging is now reported proportional to attributable gold sold and therefore the average received gold price for each mine is similar to the group average received gold price.

	Year	2007	2008	2009	2010	2011	2012-2016	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	10,825	22,817	21,738	14,462	12,931	24,307	107,080
	US$ per oz	$307	$314	$316	$347	$397	$418	$352
Forward contracts (Long)	Amount (kg)	*31,374	*6,758					*38,132
	US$ per oz	$664	$658					$663
Put options purchased	Amount (kg)	873						873
	US$ per oz	$291						$291
Put options sold	Amount (kg)	21,934	11,555	3,748	1,882	1,882	5,645	46,646
	US$ per oz	$647	$587	$530	$410	$420	$440	$579
Call options purchased	Amount (kg)	8,085	8,568					16,653
	US$ per oz	$408	$428					$418
Call options sold	Amount (kg)	47,996	53,619	44,725	35,155	37,246	56,847	275,588
	US$ per oz	$582	$492	$490	$478	$498	$583	$525
RAND GOLD								
Forward contracts	Amount (kg)	*1,595		933				*662
	Rand per kg	R161,323		R116,335				R144,715
Put options sold	Amount (kg)	467						467
	Rand per kg	R154,002						R154,002
Call options purchased	Amount (kg)	746						746
	Rand per kg	R173,119						R173,119
Call options sold	Amount (kg)	1,213		2,986	2,986	2,986		10,171
	Rand per kg	R167,992		R202,054	R216,522	R230,990		R210,734
A DOLLAR GOLD								
Forward contracts	Amount (kg)	*311	2,177	3,390	3,110			8,366
	A$ per oz	A$2,191	A$681	A$670	A$705			A$629
Put options purchased	Amount (kg)	2,799						2,799
	A$ per oz	A$813						A$813
Put options sold	Amount (kg)	6,843						6,843
	A$ per oz	A$778						A$778
Call options purchased	Amount (kg)		3,110	1,244	3,110			7,464
	A$ per oz		A$680	A$694	A$712			A$696
Call options sold	Amount (kg)	8,709						8,709
	A$ per oz	A$810						A$810
** Total net gold:	Delta (kg)	15,723	(51,259)	(65,432)	(48,475)	(48,321)	(74,438)	(272,202)
	Delta (oz)	505,505	(1,648,013)	(2,103,685)	(1,558,505)	(1,553,554)	(2,393,234)	(8,751,486)

Rounding of figures may result in computational discrepancies.

	Year	2007	2008	2009	2010	2011	2012-2016	Total
DOLLAR SILVER								
Put options purchased	Amount (kg)	21,772	43,545					65,317
	$ per oz	$7.40	$7.66					$7.57
Put options sold	Amount (kg)	21,772	43,545					65,317
	$ per oz	$5.93	$6.19					$6.10
Call options sold	Amount (kg)	21,772	43,545					65,317
	$ per oz	$8.40	$8.64					$8.56

* Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.

** The Delta of the hedge position indicated is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2007.

The following table indicates the group's currency hedge position at 30 June 2007

	Year	2007	2008	2009	2010	2011	2012-2016	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)	20,000						20,000
	US$/R	R7.30						R7.30
Put options purchased	Amount ($)	115,000						115,000
	US$/R	R7.32						R7.32
Put options sold	Amount ($)	170,000						170,000
	US$/R	R7.06						R7.06
Call options sold	Amount ($)	170,000						170,000
	US$/R	R7.55						R7.55
A DOLLAR (000)								
Forward contracts	Amount ($)	70,000	20,000					90,000
	A$/US$	$0.82	$0.73					$0.80
Put options purchased	Amount ($)	70,000	30,000					100,000
	A$/US$	$0.79	$0.82					$0.79
Put options sold	Amount ($)	70,000	30,000					100,000
	A$/US$	$0.82	$0.85					$0.82
Call options sold	Amount ($)	70,000	30,000					100,000
	A$/US$	$0.77	$0.80					$0.78
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	18,000	12,000					30,000
	US$/BRL	BRL2.06	BRL2.04					BRL2.05
Put options purchased	Amount ($)	6,000						6,000
	US$/BRL	BRL2.20						BRL2.20
Put options sold	Amount ($)	6,000						6,000
	US$/BRL	BRL2.05						BRL2.05
Call options sold	Amount ($)	6,000	8,000					14,000
	US$/BRL	BRL2.23	BRL2.20					BRL2.21

Derivative analysis by accounting designation as at 30 June 2007

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
		US Dollars (millions)		
Commodity option contracts	(468)	-	(1,090)	(1,558)
Foreign exchange option contracts	-	-	(4)	(4)
Forward sale commodity contracts	(929)	(308)	5	(1,232)
Forward foreign exchange contracts	-	3	4	7
Interest rate swaps	(28)	-	32	4
Total hedging contracts	**(1,425)**	**(305)**	**(1,053)**	**(2,783)**
Option component of convertible bonds	-	-	(21)	(21)
Total derivatives	**(1,425)**	**(305)**	**(1,074)**	**(2,804)**

Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure amounted to $41m ($18m brownfields, $23m greenfields) during the second quarter of 2007, compared to $33m ($14m brownfields, $19m greenfields) in the previous quarter.

BROWNFIELDS EXPLORATION

In **South Africa**, at Moab Khotsong, drilling of three surface boreholes intended to further define the geological model of the lower mine continues. Borehole MGR7 obtained two further intersections of the Vaal Reef and is complete, while borehole MMB5 advanced 230m during the quarter and is approximately 300m from intersecting the Vaal Reef. Borehole MZA9, a long deflection to test the ground to the east has also commenced.

At Obuasi, in **Ghana**, surface borehole USDD2 reached a depth of 1,948m, while the first of four planned long inclined boreholes to explore the ground between 70 level and 80 level will resume after the machine has been relocated.

At Iduapriem, resource conversion drilling commenced at Blocks 7 and 8, which is the main mining area. A total of 35 holes were drilled during the quarter in an effort to convert inferred resources to indicated resources.

In **Australia**, at Boddington mine, seven diamond drilling rigs were employed in advancing Resource conversion and near-mine extension exploration. During the quarter, approximately 45,142m of new drilling was completed from 53 holes. This brings the total to 73,917m of drilling from 86 holes to date.

At Siguiri, in **Guinea**, drilling continued at the Sintroko prospect, which is situated some 8km south of the existing operation and at Kintinian prospect, situated 4km north of the mining operation. Infill and extension drilling will continue at both prospects during the third quarter. At Block 2, diamond drilling was completed at Foulata (45km from current infrastructure) and Saraya (55km from current infrastructure). For the third quarter, infill drilling at Foulata is planned.

Surface geochemical sampling began from four new exploration licenses that were issued in December 2006 (which extend over a 25km area north of the current mine) and in Block 2 during the quarter. An airborne electromagnetic survey over all four blocks was completed and interpretation and target generation is in progress.

At Geita, in **Tanzania**, exploration activities were concentrated on Matandani Pit, Kukuluma Pit, A3 Central, Nyakabale-Prospect 30 and Lone Cone-Nyankanga Gap. For the quarter, 2,303m of diamond drilling, 648m of reverse circulation (RC) and 10,461m of air core drilling was achieved from 177 holes, comprising follow-up work, investigation of extensions to known mineralisation, reconnaissance work and metallurgical test drilling. Encouraging results were obtained at Matandani and Area 3 Central, while the results from the Nyakabale-Prospect 30 area were disappointing.

At Morila in **Mali**, two diamond holes were drilled to test the grade continuity between the MSZ target (located within the current pit and western extension of the ore-body) and the Samcline target (located about 400m west of the pit at a depth of 400m to 500m). The first hole intersected significant values between 90m and 150m, while the results for the second hole are still expected. The interpretive desktop phase for the regional exploration continues.

At Sadiola, phase eight drilling of the deep sulphides was completed and Mineral Resource modelling is ongoing. At the satellite pits, a full review of the geological potential is underway.

At Yatela, a 50m by 25m grid was drilled over the north-west extension. Final assay results are awaited.

At Navachab, in **Namibia**, drilling from the North Pit area has been completed and the results remain encouraging. Drilling of the Gecko North prospect yielded some positive results, while the stream sediment sampling results over the Mon Repos Thrust zones were disappointing. Stream sediment sampling will continue during the third quarter to cover new targeted areas.

At Córrego do Sitío, in **Brazil**, new targets Paraiso and Paiol are being drill-defined.

At Cripple Creek & Victor in the **United States**, drilling in the Mine Life Extension Project area continues at a spacing of 30m to 60m, and the results to date have been encouraging. Drilling was focused on the west side of the Altman deposit as well as the Globe Hill deposit where metallurgical core was collected. Development drilling continues in the South Cresson and Southwest Cresson areas to define the final pit depths and refine the high wall designs.

GREENFIELDS EXPLORATION

Greenfields exploration activities continued in seven countries (Australia, Colombia, the DRC, China, Laos, the Philippines, and Russia) during the second quarter of 2007. A total of 74,727m of diamond and RC drilling was completed, so as to drill test priority targets in Australia, the DRC, and Colombia.

In **Australia**, approval was given to advance the Tropicana JV Project (AngloGold Ashanti 70%, Independence Group 30%) to the pre-feasibility study (PFS) phase. The Tropicana PFS will focus on the economics of the open-pit mining of gold mineralisation currently identified over a 4km strike length at Tropicana-Havana. Reconnaissance exploration will continue, in parallel, throughout the remainder of the Tropicana JV tenement holding.

RC and diamond drilling completed during the quarter at the Tropicana zone was primarily focused on testing down-dip extensions to the known mineralisation. Highlights obtained from this drilling (at greater than 1g/t cut off) included 13m @ 13.3g/t, 14m @ 2.85g/t, and 9m @ 4.37g/t. At Havana, additional infill drilling was completed together with further testing of down-dip extensions to known mineralization. Better results obtained from this drilling included 10m @ 8.01g/t (northern Havana), 19m @ 2.48g/t, 8m @ 9.5g/t, and 6m @ 5.06g/t (southern Havana), and 12m @ 3.52g/t and 5m @ 33.7g/t (including 1m @ 159g/t) and 14m @ 3.85g/t from south of the main Havana zone.

Regional aircore drilling also tested several prospects in the Tropicana-Havana region during the quarter. Results from this work, including 2m @ 3.26g/t from south of Havana, define a number of very encouraging anomalies along strike from both Tropicana and Havana.

Regional exploration and target generation activities continued in Colombia during the second quarter. Drilling also continued on the bulk-tonnage gold target at Gramalote, and results from first-pass drilling of the new La Colosa gold-copper porphyry prospect is encouraging. A preliminary scoping study, together with some additional infill drilling, will be undertaken at the Gramalote project in the second half of 2007. Regarding the company's joint venture in Northern Colombia with what was previously Bema Gold, this joint venture was specifically excluded from Bema Gold's recent merger with Kinross and Bema's rights in the joint venture was subsequently transferred to B2 Gold. Drill testing of the B2 joint venture prospect San Martin de Loba as well as prospects El Carmen and Nechi (which are part of the joint venture with local partner Mineros SA) was completed during the second quarter, with results currently under review. A decision was also taken to farm-out the Miraflores target (Quinchia District) to the B2 Gold JV for Northern Colombia.

Drilling continued in the Mongbwalu region of the north-eastern DRC with one diamond rig and two RC rigs. Diamond drilling continued to focus on defining the resource potential of the mineralised mylonite zone located to the south-east of the past-producing Nzebi mine. The two RC rigs continued to evaluate the shallow, open-pit resource potential of the Adidi North, Sokomutu and Pluto sectors. A 50m by 50m drill grid has now been completed over the Adidi North sector,

with similar grids currently being drilled at Sokomuto and Pluto. The planned 2007 drill programme at Mongbwalu will allow for the calculation of an inferred gold resource by year-end, with a preliminary scoping study on the economics of the Mongbwalu project expected to be completed by the end of the second quarter 2008.

Regional target generation activities continued in Concession 40. A preliminary interpretation of the 15,450 line kilometres of airborne magnetic and radiometric data collected in the first quarter has been completed and has resulted in the identification of a number of new exploration targets regionally. Field evaluation of these targets is now underway. An additional 7,500 line kilometres of airborne magnetic and radiometric data will be collected during the third quarter, together with a further 12,000 line kilometres of airborne time-domain electromagnetic data.

In **Russia**, the formal documentation for the strategic alliance with Polymetal is expected to be signed before the end of August 2007. All future exploration and business development activities in Russia will be undertaken through the Polymetal strategic alliance.

In **China**, the business licence for the co-operative joint venture (CJV) between Yunlong Mining Company and AngloGold Ashanti Ltd at the Yili project, in the Xinjiang Province, was issued. During the quarter, ground magnetic and soil-sampling programmes were commenced at Yili, with completion anticipated by the end of the third quarter.

At Red Valley in Qinghai, AngloGold Ashanti has commenced earning into the CJV through the funding of $1.5m in exploration in 2007. A 5,000m drill programme has been proposed to test for high-grade gold mineralisation within the regional-scale duplex identified during the 2006 field programme.

Field work is also continuing on two new projects in western China, where terms for the proposed CJV have been agreed and the application for the business licences is in progress.

In the **Philippines**, work continues on finalising the Mapawa and Outer Siana joint venture agreements with Red 5 Limited. Limited field mapping and rock chip sampling was also carried out in the southern portion of the Mapawa JV area.

Under the Oxiana Limited JV in **Laos**, regional reconnaissance sampling and mapping programmes were undertaken in six areas defined from the previous targeting exercises in the Truongson and Luang Prabang Fold Belts. Anomalous gold values were returned in stream sediment and rock chip samples from two of these areas, with anomalous Copper values being identified in a third area. Field work is continuing in these and other target areas.

Group **income statement**

SA Rand million	Notes	Quarter ended June 2007 Unaudited	Quarter ended March 2007 Unaudited	Quarter ended June 2006 Unaudited	Six months ended June 2007 Unaudited	Six months ended June 2006 Unaudited
Revenue	2	**5,461**	5,882	4,966	11,343	9,422
Gold income		**5,222**	5,664	4,798	10,886	9,044
Cost of sales	3	**(4,132)**	(4,223)	(3,546)	(8,356)	(7,018)
Profit (loss) on non-hedge derivatives and other commodity contracts		**840**	(662)	(1,847)	178	(2,947)
Gross profit (loss)		**1,930**	778	(594)	2,708	(921)
Corporate administration and other expenses		**(216)**	(208)	(140)	(424)	(267)
Market development costs		**(26)**	(23)	(24)	(49)	(50)
Exploration costs		**(204)**	(176)	(116)	(380)	(189)
Other operating expenses	4	**(43)**	(47)	(39)	(91)	(69)
Operating special items	5	**86**	14	14	101	24
Operating profit (loss)		**1,527**	339	(900)	1,866	(1,472)
Interest received		**62**	73	59	135	89
Exchange (loss) gain		**(14)**	3	(7)	(12)	(11)
Fair value adjustment on option component of convertible bond		**223**	135	158	358	(75)
Finance costs and unwinding of obligations		**(220)**	(200)	(209)	(419)	(419)
Share of associates' loss		**(51)**	(4)	(1)	(54)	(5)
Profit (loss) before taxation		**1,527**	346	(900)	1,873	(1,892)
Taxation	6	**(371)**	(434)	(86)	(805)	(125)
Profit (loss) after taxation from continuing operations		**1,155**	(88)	(986)	1,067	(2,017)
Discontinued operations						
Loss for the period from discontinued operations	7	**(4)**	(6)	(4)	(10)	(11)
Profit (loss) for the period		**1,151**	(94)	(989)	1,057	(2,028)
Allocated as follows:						
Equity shareholders		**1,083**	(150)	(1,047)	933	(2,126)
Minority interest		**68**	56	58	124	98
		1,151	(94)	(989)	1,057	(2,028)
Basic earnings (loss) per ordinary share (cents)						
Profit (loss) from continuing operations [1]		**386**	(51)	(382)	335	(786)
Loss from discontinued operations [1]		**(1)**	(2)	(1)	(3)	(4)
Profit (loss)		**385**	(53)	(383)	332	(790)
Diluted earnings (loss) per ordinary share (cents)						
Profit (loss) from continuing operations [2]		**385**	(51)	(382)	334	(784)
Loss from discontinued operations [2]		**(1)**	(2)	(1)	(3)	(4)
Profit (loss)		**384**	(53)	(383)	331	(788)
Dividends [3]						
- Rm					251	578
- cents per Ordinary share					90	210
- cents per E Ordinary share					45	-

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

[3] The current period is only indicative.

Rounding of figures may results in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended June 2007 Unaudited	Quarter ended March 2007 Unaudited	Quarter ended June 2006 Unaudited	Six months ended June 2007 Unaudited	Six months ended June 2006 Unaudited
Revenue	2	**773**	813	766	1,586	1,490
Gold income		**739**	783	740	1,522	1,430
Cost of sales	3	**(585)**	(584)	(547)	(1,169)	(1,112)
Profit (loss) on non-hedge derivatives and other commodity contracts		**77**	(51)	(169)	25	(357)
Gross profit (loss)		**231**	147	25	378	(39)
Corporate administration and other expenses		**(31)**	(29)	(22)	(59)	(42)
Market development costs		**(4)**	(3)	(4)	(7)	(8)
Exploration costs		**(29)**	(24)	(18)	(53)	(30)
Other operating expenses	4	**(6)**	(7)	(7)	(13)	(10)
Operating special items	5	**12**	2	2	14	4
Operating profit (loss)		**174**	86	(22)	260	(125)
Interest received		**9**	10	9	19	14
Exchange loss		**(2)**	-	(1)	(2)	(2)
Fair value adjustment on option component of convertible bond		**32**	19	25	51	(14)
Finance costs and unwinding of obligations		**(31)**	(28)	(32)	(59)	(67)
Share of associates' loss		**(7)**	(1)	-	(8)	(1)
Profit (loss) before taxation		**174**	88	(22)	261	(194)
Taxation	6	**(52)**	(60)	(23)	(112)	(29)
Profit (loss) after taxation from continuing operations		**121**	28	(45)	149	(223)
Discontinued operations						
Loss for the period from discontinued operations	7	**(1)**	(1)	(1)	(1)	(2)
Profit (loss) for the period		**121**	27	(45)	148	(225)
Allocated as follows:						
Equity shareholders		**111**	19	(54)	131	(241)
Minority interest		**10**	8	9	17	16
		121	27	(45)	148	(225)
Basic earnings (loss) per ordinary share (cents)						
Profit (loss) from continuing operations [1]		**39**	7	(20)	47	(89)
Loss from discontinued operations [1]		**-**	-	-	-	(1)
Profit (loss)		**39**	7	(20)	47	(90)
Diluted earnings (loss) per ordinary share (cents)						
Profit (loss) from continuing operations [2]		**39**	7	(20)	46	(89)
Loss from discontinued operations [2]		**-**	-	-	-	(1)
Profit (loss)		**39**	7	(20)	46	(89)
Dividends [3]						
- $m					36	81
- cents per Ordinary share					13	29
- cents per E Ordinary share					7	-

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

[3] Dividends are translated at actual rates on date of payment. The current period is only indicative.

Rounding of figures may results in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at June 2007 Unaudited	As at March 2007 Unaudited	As at June 2006 Unaudited	As at December 2006 Audited
ASSETS					
Non-current assets					
Tangible assets		**44,551**	44,282	41,238	42,382
Intangible assets		**3,041**	3,073	2,873	2,909
Investments in associates		**245**	371	312	300
Other investments		**956**	926	662	884
Inventories		**2,103**	2,167	1,673	2,006
Trade and other receivables		**452**	452	164	405
Derivatives		**-**	22	73	45
Deferred taxation		**417**	444	368	432
Other non-current assets		**313**	340	95	313
		52,078	52,077	47,458	49,676
Current assets					
Inventories		**4,112**	3,553	3,181	3,424
Trade and other receivables		**1,535**	1,610	1,606	1,300
Derivatives		**3,383**	4,651	5,941	4,546
Current portion of other non-current assets		**5**	5	11	5
Cash restricted for use		**166**	272	21	75
Cash and cash equivalents		**2,792**	2,919	2,450	3,467
		11,993	13,010	13,211	12,817
Non-current assets held for sale		**203**	113	100	123
		12,196	13,123	13,311	12,940
TOTAL ASSETS		**64,274**	65,200	60,769	62,616
EQUITY AND LIABILITIES					
Share capital and premium	10	**22,237**	22,196	22,065	22,083
Retained earnings and other reserves	11	**(34)**	(961)	(3,141)	(1,188)
Shareholders' equity		**22,203**	21,235	18,924	20,895
Minority interests	12	**475**	481	419	436
Total equity		**22,678**	21,716	19,343	21,331
Non-current liabilities					
Borrowings		**9,293**	9,010	9,375	9,963
Environmental rehabilitation and other provisions		**2,929**	2,927	2,579	2,785
Provision for pension and post-retirement benefits		**1,201**	1,193	1,263	1,181
Trade, other payables and deferred income		**131**	138	109	150
Derivatives		**1,183**	1,827	3,484	1,984
Deferred taxation		**7,821**	7,826	7,201	7,722
		22,559	22,921	24,011	23,785
Current liabilities					
Current portion of borrowings		**2,056**	1,725	465	413
Trade, other payables and deferred income		**3,880**	4,003	3,118	3,701
Derivatives		**11,869**	13,384	12,723	12,152
Taxation		**1,232**	1,451	1,110	1,234
		19,037	20,564	17,416	17,500
Total liabilities		**41,596**	43,484	41,427	41,285
TOTAL EQUITY AND LIABILITIES		**64,274**	65,200	60,769	62,616
Net asset value - cents per share		**8,072**	7,733	7,030	7,607

Rounding of figures may results in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at June 2007 Unaudited	As at March 2007 Unaudited	As at June 2006 Unaudited	As at December 2006 Audited
ASSETS					
Non-current assets					
Tangible assets		**6,350**	6,069	5,772	6,054
Intangible assets		**433**	421	402	415
Investments in associates		**35**	51	44	43
Other investments		**136**	127	93	126
Inventories		**300**	297	234	287
Trade and other receivables		**64**	62	23	58
Derivatives		**-**	3	10	6
Deferred taxation		**59**	61	51	62
Other non-current assets		**45**	47	13	44
		7,423	7,138	6,642	7,095
Current assets					
Inventories		**586**	487	445	489
Trade and other receivables		**219**	220	225	185
Derivatives		**482**	638	832	649
Current portion of other non-current assets		**1**	1	2	1
Cash restricted for use		**24**	37	3	11
Cash and cash equivalents		**398**	400	343	495
		1,709	1,782	1,849	1,830
Non-current assets held for sale		**29**	16	14	18
		1,738	1,798	1,863	1,848
TOTAL ASSETS		**9,161**	8,936	8,505	8,943
EQUITY AND LIABILITIES					
Share capital and premium	10	**3,169**	3,042	3,088	3,154
Retained earnings and other reserves	11	**(5)**	(131)	(440)	(169)
Shareholders' equity		**3,165**	2,911	2,648	2,985
Minority interests	12	**68**	66	59	62
Total equity		**3,232**	2,977	2,707	3,047
Non-current liabilities					
Borrowings		**1,325**	1,235	1,312	1,423
Environmental rehabilitation and other provisions		**417**	401	361	398
Provision for pension and post-retirement benefits		**171**	164	177	169
Trade, other payables and deferred income		**19**	19	15	21
Derivatives		**169**	250	488	283
Deferred taxation		**1,115**	1,073	1,008	1,103
		3,215	3,142	3,361	3,397
Current liabilities					
Current portion of borrowings		**293**	236	65	59
Trade, other payables and deferred income		**553**	548	436	528
Derivatives		**1,692**	1,834	1,781	1,736
Taxation		**176**	199	155	176
		2,713	2,818	2,437	2,499
Total liabilities		**5,929**	5,959	5,798	5,896
TOTAL EQUITY AND LIABILITIES		**9,161**	8,936	8,505	8,943
Net asset value - cents per share		**1,150**	1,060	984	1,087

Rounding of figures may results in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended June 2007 Unaudited	Quarter ended March 2007 Unaudited	Quarter ended June 2006 Unaudited	Six months ended June 2007 Unaudited	Six months ended June 2006 Unaudited
Cash flow from operating activities					
Receipts from customers	**5,551**	5,629	5,006	11,180	9,806
Payments to suppliers and employees	**(3,869)**	(3,537)	(2,879)	(7,406)	(6,125)
Cash generated from operations	**1,682**	2,092	2,127	3,774	3,681
Cash (utilised) generated by discontinued operations	**(9)**	(10)	14	(19)	3
Taxation paid	**(545)**	(332)	(178)	(877)	(269)
Net cash inflow from operating activities	**1,128**	1,750	1,963	2,878	3,415
Cash flows from investing activities					
Capital expenditure	**(1,764)**	(1,417)	(1,168)	(3,181)	(2,130)
Acquisition of assets	**(287)**	-	-	(287)	-
Proceeds from disposal of tangible assets	**91**	17	54	108	65
Proceeds from disposal of assets of discontinued operations	**6**	2	22	8	32
Other investments acquired	**(16)**	(40)	(13)	(56)	(17)
Associate loans and acquisitions	**64**	(63)	(63)	1	(63)
Proceeds from disposal of investments	**26**	21	19	48	36
Cash restricted for use	**101**	(189)	-	(88)	30
Interest received	**49**	60	44	110	62
Loans advanced	**18**	(26)	-	(8)	-
Repayment of loans advanced	**8**	1	26	9	28
Net cash outflow from investing activities	**(1,702)**	(1,634)	(1,079)	(3,336)	(1,956)
Cash flows from financing activities					
Proceeds from issue of share capital	**36**	104	3,026	140	3,049
Share issue expenses	**(4)**	-	(32)	(4)	(32)
Proceeds from borrowings	**730**	196	81	926	410
Repayment of borrowings	**(182)**	(143)	(2,973)	(326)	(3,342)
Finance costs	**(33)**	(212)	(84)	(245)	(336)
Dividends paid	**(63)**	(694)	(70)	(756)	(253)
Net cash inflow (outflow) from financing activities	**485**	(749)	(52)	(264)	(503)
Net (decrease) increase in cash and cash equivalents	**(89)**	(632)	832	(721)	956
Translation	**(38)**	84	200	46	167
Cash and cash equivalents at beginning of period	**2,919**	3,467	1,419	3,467	1,328
Net cash and cash equivalents at end of period	**2,792**	2,919	2,450	2,792	2,450
Cash generated from operations					
Profit (loss) before taxation	**1,527**	346	(900)	1,873	(1,892)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**(195)**	984	2,584	788	4,166
Amortisation of tangible assets	**1,009**	948	951	1,957	1,810
Finance costs and unwinding of obligations	**220**	200	209	419	419
Deferred stripping	**(131)**	(100)	(126)	(231)	(233)
Interest receivable	**(62)**	(73)	(59)	(135)	(89)
Operating special items	**(86)**	(14)	18	(101)	8
Amortisation of intangible assets	**3**	4	3	7	6
Fair value adjustment on option components of convertible bond	**(223)**	(135)	(158)	(358)	75
Environmental, rehabilitation and other expenditure	**(14)**	(14)	(9)	(28)	(64)
Other non-cash movements	**181**	146	(132)	329	18
Movements in working capital	**(547)**	(201)	(254)	(747)	(543)
	1,682	2,092	2,127	3,774	3,681
Movements in working capital					
Increase in inventories	**(494)**	(326)	(1,019)	(820)	(1,174)
Decrease (increase) in trade and other receivables	**79**	(288)	70	(209)	(10)
(Decrease) increase in trade and other payables	**(131)**	413	695	282	640
	(547)	(201)	(254)	(747)	(543)

Rounding of figures may results in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended June 2007 Unaudited	Quarter ended March 2007 Unaudited	Quarter ended June 2006 Unaudited	Six months ended June 2007 Unaudited	Six months ended June 2006 Unaudited
Cash flow from operating activities					
Receipts from customers	**783**	780	777	1,563	1,553
Payments to suppliers and employees	**(545)**	(492)	(449)	(1,037)	(972)
Cash generated from operations	**238**	288	328	526	581
Cash (utilised) generated by discontinued operations	**(1)**	(1)	2	(3)	-
Taxation paid	**(77)**	(46)	(28)	(123)	(43)
Net cash inflow from operating activities	**160**	240	302	400	538
Cash flows from investing activities					
Capital expenditure	**(249)**	(196)	(181)	(446)	(337)
Acquisition of assets	**(40)**	-	-	(40)	-
Proceeds from disposal of tangible assets	**13**	2	8	15	10
Proceeds from disposal of assets of discontinued operations	**1**	-	4	1	5
Other investments acquired	**(2)**	(5)	(2)	(8)	(3)
Associate loans and acquisitions	**9**	(9)	(10)	-	(10)
Proceeds from disposal of investments	**4**	3	3	6	6
Cash restricted for use	**14**	(26)	-	(12)	5
Interest received	**7**	8	7	15	10
Loans advanced	**2**	(4)	-	(1)	-
Repayment of loans advanced	**1**	-	4	1	4
Net cash outflow from investing activities	**(241)**	(226)	(167)	(467)	(309)
Cash flows from financing activities					
Proceeds from issue of share capital	**5**	14	505	19	509
Share issue expenses	**(1)**	-	(5)	(1)	(5)
Proceeds from borrowings	**103**	27	11	130	65
Repayment of borrowings	**(26)**	(20)	(493)	(46)	(553)
Finance costs	**(5)**	(29)	(13)	(34)	(53)
Dividends paid	**(9)**	(94)	(11)	(103)	(40)
Net cash inflow (outflow) from financing activities	**67**	(102)	(5)	(34)	(77)
Net (decrease) increase in cash and cash equivalents	**(14)**	(88)	130	(101)	152
Translation	**11**	(8)	(18)	4	(17)
Cash and cash equivalents at beginning of period	**400**	495	230	495	209
Net cash and cash equivalents at end of period	**398**	400	343	398	343
Cash generated from operations					
Profit (loss) profit before taxation	**174**	88	(22)	261	(194)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**15**	96	281	111	547
Amortisation of tangible assets	**143**	131	147	274	286
Finance costs and unwinding of obligations	**31**	28	32	59	67
Deferred stripping	**(19)**	(14)	(15)	(33)	(33)
Interest receivable	**(9)**	(10)	(9)	(19)	(14)
Operating special items	**(12)**	(2)	2	(14)	-
Amortisation of intangible assets	**-**	-	-	1	1
Fair value adjustment on option components of convertible bond	**(32)**	(19)	(25)	(51)	14
Environmental, rehabilitation and other expenditure	**(2)**	(2)	(1)	(5)	(19)
Other non-cash movements	**25**	22	(22)	46	12
Movements in working capital	**(76)**	(30)	(40)	(106)	(86)
	238	288	328	526	581
Movements in working capital					
Increase in inventories	**(102)**	(14)	(60)	(115)	(100)
Decrease (increase) in trade and other receivables	**3**	(32)	47	(29)	27
Increase (decrease) in trade and other payables	**23**	16	(27)	39	(13)
	(76)	(30)	(40)	(106)	(86)

Rounding of figures may results in computational discrepancies.

Group **operating results**

			Quarter ended			Six months ended		Quarter ended			Six months ended	
			Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006
					Unaudited					Unaudited		
					Rand / Metric					Dollar / Imperial		
OPERATING RESULTS												
UNDERGROUND OPERATION												
Milled	- 000 tonnes	/ - 000 tons	**3,404**	3,088	3,366	6,492	6,602	**3,753**	3,404	3,710	7,157	7,277
Yield	- g / t	/ - oz / t	**6.70**	7.22	7.24	6.95	7.19	**0.195**	0.211	0.211	0.203	0.210
Gold produced	- kg	/ - oz (000)	**22,817**	22,296	24,379	45,113	47,434	**734**	717	784	1,451	1,525
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/ - 000 tons	**3,192**	3,275	3,343	6,466	6,112	**3,518**	3,610	3,685	7,128	6,737
Yield	- g / t	/ - oz / t	**0.53**	0.52	0.50	0.52	0.52	**0.015**	0.015	0.015	0.015	0.015
Gold produced	- kg	/ - oz (000)	**1,680**	1,694	1,663	3,374	3,180	**54**	54	53	108	102
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/ - 000 tons	**42,880**	40,059	42,830	82,939	84,742	**47,267**	44,158	47,212	91,425	93,412
Treated	- 000 tonnes	/ - 000 tons	**6,139**	6,262	6,373	12,401	12,626	**6,767**	6,903	7,026	13,670	13,918
Stripping ratio	- t (mined total - mined ore) / t mined ore		**4.16**	5.06	4.53	4.56	4.66	**4.16**	5.06	4.53	4.56	4.66
Yield	- g / t	/ - oz / t	**2.29**	2.25	2.26	2.27	2.23	**0.067**	0.066	0.066	0.066	0.065
Gold in ore	- kg	/ - oz (000)	**14,123**	12,571	9,491	26,694	24,078	**454**	404	305	858	774
Gold produced	- kg	/ - oz (000)	**14,033**	14,083	14,415	28,117	28,141	**451**	453	463	904	905
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/ - 000 tons	**15,229**	14,719	17,256	29,948	32,604	**16,787**	16,225	19,021	33,012	35,940
Placed [1]	- 000 tonnes	/ - 000 tons	**5,673**	5,180	6,090	10,853	11,652	**6,253**	5,710	6,713	11,964	12,844
Stripping ratio	- t (mined total - mined ore) / t mined ore		**1.94**	2.07	1.82	2.00	1.80	**1.94**	2.07	1.82	2.00	1.80
Yield [2]	- g / t	/ - oz / t	**0.82**	0.73	0.80	0.78	0.79	**0.024**	0.021	0.023	0.023	0.023
Gold placed [3]	- kg	/ - oz (000)	**4,656**	3,765	4,883	8,421	9,239	**150**	121	157	271	297
Gold produced	- kg	/ - oz (000)	**3,428**	3,167	3,567	6,595	6,936	**110**	102	115	212	223
TOTAL												
Gold produced	- kg	/ - oz (000)	**41,958**	41,239	44,024	83,198	85,691	**1,349**	1,326	1,415	2,675	2,755
Gold sold	- kg	/ - oz (000)	**40,661**	41,558	42,424	82,219	84,588	**1,307**	1,336	1,364	2,643	2,720
Price received	- R / kg	/ - $ / oz - sold	**137,579**	139,953	125,409	138,807	116,683	**605**	602	600	604	573
Total cash costs	- R / kg	/ - $ / oz - produced	**75,724**	76,991	63,276	76,406	62,181	**333**	332	305	333	307
Total production costs	- R / kg	/ - $ / oz - produced	**99,734**	99,905	85,168	99,872	83,767	**439**	430	410	435	413
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	**397**	375	386	386	372	**12.76**	12.05	12.40	12.41	11.96
Actual	- g	/ - oz	**339**	337	360	338	349	**10.89**	10.84	11.58	10.86	11.22
CAPITAL EXPENDITURE - Rm		/ - $m	**1,979**	1,417	1,168	3,396	2,130	**279**	196	181	476	337

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may results in computational discrepancies.

Statement of **recognised income and expense**

	Six months ended June 2007	Year ended December 2006	Six months ended June 2006
	Unaudited	Audited	Unaudited
	SA Rand million		
Actuarial gain on pension and post-retirement benefits	-	283	-
Net loss on cash flow hedges removed from equity and reported in income	540	1,274	614
Net loss on cash flow hedges	(67)	(1,604)	(1,724)
Gain on available-for-sale financial assets	-	78	8
Deferred taxation on items above	(74)	50	343
Net exchange translation differences	376	2,292	2,467
Net income recognised directly in equity	775	2,373	1,708
Profit (loss) for the year	1,057	(385)	(2,028)
Total recognised income (expense) for the period	1,832	1,988	(320)
Attributable to:			
Equity shareholders	1,705	1,755	(453)
Minority interest	127	233	133
	1,832	1,988	(320)
	US Dollar million		
Actuarial gain on pension and post-retirement benefits	-	42	-
Net loss on cash flow hedges removed from equity and reported in income	78	217	96
Net loss on cash flow hedges	(10)	(229)	(242)
Gain on available-for-sale financial assets	-	12	1
Deferred taxation on items above	(11)	8	40
Net exchange translation differences	50	281	327
Net income recognised directly in equity	107	331	222
Profit (loss) for the year	148	(14)	(225)
Total recognised income (expense) for the period	255	317	(3)
Attributable to:			
Equity shareholders	237	289	(17)
Minority interest	18	28	14
	255	317	(3)

Rounding of figures may results in computational discrepancies.

Segmental reporting

for the quarter ended 30 June 2007

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended June 2007 Unaudited	Quarter ended March 2007 Unaudited	Quarter ended June 2006 Unaudited	Six months ended June 2007 Unaudited	Six months ended June 2006 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended March 2007 Unaudited	Quarter ended June 2006 Unaudited	Six months ended June 2007 Unaudited	Six months ended June 2006 Unaudited
	SA Rand million					**US Dollar million**				
Gold income										
South Africa	**2,281**	2,465	2,191	4,746	4,122	**323**	340	338	663	652
Argentina	**252**	265	276	518	444	**36**	37	42	72	70
Australia	**483**	554	465	1,036	774	**68**	76	72	145	122
Brazil	**468**	492	367	960	671	**66**	68	57	134	106
Ghana	**567**	550	391	1,117	844	**80**	76	60	156	134
Guinea	**304**	379	224	684	412	**43**	52	34	95	65
Mali	**429**	517	544	946	990	**61**	72	85	132	157
Namibia	**88**	94	82	182	157	**12**	13	13	25	25
Tanzania	**163**	186	173	349	418	**23**	26	26	49	66
USA	**187**	161	85	348	214	**26**	22	13	49	34
	5,222	5,664	4,798	10,886	9,044	**739**	783	740	1,522	1,430
Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts										
South Africa	**741**	800	1,145	1,541	1,768	**105**	110	174	215	276
Argentina	**97**	105	123	202	178	**14**	15	19	28	28
Australia	**212**	232	242	444	375	**30**	32	37	62	59
Brazil	**225**	254	225	479	359	**32**	35	35	67	56
Ghana	**87**	62	(43)	149	(9)	**12**	9	(7)	21	(2)
Guinea	**7**	49	27	56	56	**1**	7	4	8	9
Mali	**147**	183	268	330	448	**21**	25	41	46	71
Namibia	**26**	29	37	55	70	**4**	4	6	8	11
Tanzania	**81**	(13)	19	68	34	**11**	(2)	3	9	5
USA	**111**	107	(33)	218	(23)	**16**	15	(5)	31	(3)
Other	**(46)**	24	(22)	(22)	(28)	**(7)**	3	(2)	(3)	(4)
	1,688	1,832	1,988	3,520	3,228	**239**	253	305	492	506
Cash gross profit (loss) [1]										
South Africa	**1,164**	1,180	1,520	2,344	2,500	**165**	163	232	328	392
Argentina	**143**	154	168	296	268	**20**	21	26	41	42
Australia	**301**	311	298	611	472	**42**	43	46	85	74
Brazil	**302**	311	264	612	434	**43**	43	41	86	68
Ghana	**207**	181	100	388	282	**29**	25	15	54	45
Guinea	**62**	114	77	176	162	**9**	16	12	25	26
Mali	**180**	231	336	411	569	**26**	32	52	57	90
Namibia	**36**	39	50	75	92	**5**	5	8	11	15
Tanzania	**167**	60	68	227	133	**24**	8	10	32	21
USA	**164**	164	64	327	125	**23**	23	10	46	20
Other	**(26)**	42	(8)	21	1	**(4)**	6	(1)	3	-
	2,700	2,788	2,937	5,488	5,037	**382**	385	452	767	792

[1] Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the definition.

Rounding of figures may results in computational discrepancies.

Segmental reporting (continued)

	Quarter ended June 2007 Unaudited	Quarter ended March 2007 Unaudited	Quarter ended June 2006 Unaudited	Six months ended June 2007 Unaudited	Six months ended June 2006 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended March 2007 Unaudited	Quarter ended June 2006 Unaudited	Six months ended June 2007 Unaudited	Six months ended June 2006 Unaudited
	kg					**oz (000)**				
Gold production										
South Africa	**18,083**	17,626	20,150	35,708	39,112	**581**	567	648	1,148	1,257
Argentina	**1,569**	1,603	2,004	3,172	3,636	**50**	52	64	102	117
Australia	**4,631**	4,605	3,516	9,236	6,337	**149**	148	113	297	204
Brazil	**3,006**	2,801	2,526	5,808	4,789	**97**	90	81	187	154
Ghana	**4,198**	3,975	4,552	8,173	9,448	**135**	128	146	263	304
Guinea	**1,992**	2,270	1,826	4,262	3,602	**64**	73	59	137	116
Mali	**3,164**	3,354	4,533	6,518	8,561	**102**	108	146	210	275
Namibia	**621**	614	684	1,235	1,362	**20**	20	22	40	44
Tanzania	**2,553**	2,412	2,203	4,965	4,829	**82**	78	71	160	155
USA	**2,142**	1,980	2,030	4,122	4,014	**69**	64	65	133	129
	41,958	41,239	44,024	83,198	85,691	**1,349**	1,326	1,415	2,675	2,755

	Quarter ended June 2007 Unaudited	Quarter ended March 2007 Unaudited	Quarter ended June 2006 Unaudited	Six months ended June 2007 Unaudited	Six months ended June 2006 Unaudited	Quarter ended June 2007 Unaudited	Quarter ended March 2007 Unaudited	Quarter ended June 2006 Unaudited	Six months ended June 2007 Unaudited	Six months ended June 2006 Unaudited
	SA Rand million					**US Dollar million**				
Capital expenditure										
South Africa	**540**	473	472	1,013	879	**76**	66	73	142	139
Argentina	**30**	24	12	55	57	**4**	3	2	8	9
Australia	**543**	343	66	885	127	**77**	47	10	124	20
Brazil	**268**	264	309	532	530	**38**	37	48	75	84
Ghana	**232**	192	161	423	267	**33**	27	25	59	42
Guinea	**38**	14	28	52	58	**5**	2	4	7	9
Mali	**13**	12	10	25	15	**2**	2	2	3	2
Namibia	**6**	3	5	8	10	**1**	-	1	1	2
Tanzania	**34**	25	84	59	135	**5**	3	13	8	21
USA	**26**	48	16	74	43	**4**	7	2	10	7
Other	**250**	19	5	270	9	**34**	3	1	39	2
	1,979	1,417	1,168	3,396	2,130	**279**	196	181	476	337

	As at June 2007 Unaudited	As at March 2007 Unaudited	As at June 2006 Unaudited	As at December 2006 Audited	As at June 2007 Unaudited	As at March 2007 Unaudited	As at June 2006 Unaudited	As at December 2006 Audited
	SA Rand million				**US Dollar million**			
Total assets								
South Africa	**15,069**	15,301	15,927	15,394	**2,148**	2,097	2,229	2,199
Argentina	**1,681**	2,007	1,965	1,876	**240**	275	275	268
Australia	**7,611**	7,293	5,978	6,447	**1,085**	1,000	837	921
Brazil	**4,369**	4,309	3,535	3,961	**623**	591	495	566
Ghana	**13,018**	13,422	13,023	12,437	**1,855**	1,840	1,822	1,776
Guinea	**1,934**	2,084	2,045	1,974	**276**	286	286	282
Mali	**2,277**	2,541	2,273	2,350	**324**	348	318	336
Namibia	**479**	457	360	424	**68**	63	50	61
Tanzania	**9,645**	10,048	9,151	9,642	**1,375**	1,377	1,281	1,377
USA	**3,551**	3,699	3,179	3,566	**506**	507	445	509
Other	**4,640**	4,039	3,333	4,545	**661**	552	467	648
	64,274	65,200	60,769	62,616	**9,161**	8,936	8,505	8,943

Rounding of figures may results in computational discrepancies.

Notes

for the quarter and six months ended 30 June 2007

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value.   The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2007, where applicable.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2007.

2. Revenue

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Revenue consists of the following principal categories:										
Gold income	**5,222**	5,664	4,798	10,886	9,044	**739**	783	740	1,522	1,430
By-products (note 3)	**178**	145	109	323	289	**25**	20	17	45	46
Interest received	**62**	73	59	135	89	**9**	10	9	19	14
	5,461	5,882	4,966	11,343	9,422	**773**	813	766	1,586	1,490

3. Cost of sales

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Cash operating costs	**(3,319)**	(3,199)	(2,853)	(6,517)	(5,496)	**(469)**	(443)	(441)	(912)	(871)
By-products (note 2)	**178**	145	109	323	289	**25**	20	17	45	46
	(3,141)	(3,054)	(2,744)	(6,194)	(5,207)	**(444)**	(423)	(424)	(867)	(825)
Other cash costs	**(165)**	(177)	(137)	(342)	(254)	**(23)**	(25)	(21)	(48)	(40)
Total cash costs	**(3,305)**	(3,231)	(2,881)	(6,537)	(5,461)	**(468)**	(448)	(445)	(915)	(865)
Retrenchment costs	**(9)**	(7)	(13)	(16)	(25)	**(1)**	(1)	(2)	(2)	(4)
Rehabilitation and other non-cash costs	**(19)**	(20)	(25)	(39)	(64)	**(3)**	(3)	(4)	(5)	(10)
Production costs	**(3,333)**	(3,258)	(2,919)	(6,591)	(5,550)	**(471)**	(451)	(451)	(923)	(880)
Amortisation of tangible assets	**(1,009)**	(948)	(951)	(1,957)	(1,810)	**(143)**	(131)	(147)	(274)	(286)
Amortisation of intangible assets	**(3)**	(4)	(3)	(7)	(6)	**–**	–	–	(1)	(1)
Total production costs	**(4,346)**	(4,210)	(3,873)	(8,556)	(7,366)	**(615)**	(583)	(599)	(1,198)	(1,167)
Inventory change	**214**	(14)	327	200	348	**30**	(2)	52	28	56
	(4,132)	(4,223)	(3,546)	(8,356)	(7,018)	**(585)**	(584)	(547)	(1,169)	(1,112)

Rounding of figures may result in computational discrepancies.

4. Other operating expenses

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	(25)	(25)	(19)	(50)	(40)	(3)	(4)	(4)	(7)	(6)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	(6)	(21)	(18)	(27)	(26)	(1)	(3)	(3)	(4)	(4)
Other	(12)	(1)	(2)	(14)	(3)	(2)	–	–	(2)	–
	(43)	(47)	(39)	(91)	(69)	(6)	(7)	(7)	(13)	(10)

5. Operating special items

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Under provision of indirect taxes	(6)	–	(33)	(6)	(25)	(1)	–	(5)	(1)	(4)
Impairment of tangible assets (note 8)	–	(1)	–	(1)	(3)	–	–	–	–	–
Recovery of loan	–	21	–	21	–	–	3	–	3	–
Profit on disposal of assets (note 8)	92	(6)	47	86	52	13	(1)	7	12	8
	86	14	14	101	24	12	2	2	14	4

6. Taxation

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Current tax										
Normal taxation	(333)	(442)	(369)	(775)	(592)	(46)	(61)	(56)	(108)	(92)
Disposal of tangible assets (note 8)	(18)	(4)	(3)	(22)	(6)	(3)	(1)	–	(3)	(1)
Over (under) provision prior year	23	(67)	–	(44)	–	3	(9)	–	(6)	–
	(328)	(513)	(372)	(841)	(598)	(46)	(71)	(56)	(117)	(93)
Deferred taxation										
Temporary differences	31	1	(140)	32	(156)	4	1	(22)	4	(24)
Unrealised non-hedge derivatives and other commodity contracts	22	82	426	104	628	4	11	55	15	88
Impairment and disposal of tangible assets (note 8)	(6)	(4)	–	(10)	–	(1)	(1)	–	(1)	–
Change in estimated deferred taxation	(90)	–	–	(90)	–	(13)	–	–	(13)	–
	(43)	79	286	36	473	(6)	11	33	5	64
Total taxation	(371)	(434)	(86)	(805)	(125)	(52)	(60)	(23)	(112)	(29)

Rounding of figures may result in computational discrepancies.

7. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income	**2**	2	10	4	16	**–**	–	2	1	3
Cost of Sales	**(5)**	(5)	(8)	(10)	(14)	**(1)**	(1)	(1)	(1)	(2)
Gross (loss) profit	**(2)**	(3)	2	(6)	2	**(1)**	(1)	–	(1)	1
Taxation	**(2)**	(3)	(5)	(4)	(13)	**–**	–	(1)	(1)	(2)
Loss from discontinued operations	**(4)**	(6)	(4)	(10)	(11)	**(1)**	(1)	(1)	(1)	(2)

8. Headline earnings (loss)

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):										
Profit (loss) attributable to equity shareholders	**1,083**	(150)	(1,047)	933	(2,126)	**111**	19	(54)	131	(241)
Impairment of tangible assets (note 5)	**–**	1	–	1	3	**–**	–	–	–	–
(Profit) loss on disposal of assets (note 5)	**(92)**	6	(47)	(86)	(52)	**(13)**	1	(7)	(12)	(8)
Impairment of associate	**50**	–	–	50	–	**7**	–	–	7	–
Taxation on items above – current portion (note 6)	**18**	4	3	22	6	**3**	1	–	3	1
Taxation on items above – deferred portion (note 6)	**6**	4	–	10	–	**1**	1	–	1	–
Net loss from discontinued operations (note 7)	**4**	6	4	10	11	**1**	1	1	1	2
Headline earnings (loss)	**1,070**	(130)	(1,086)	940	(2,159)	**109**	22	(60)	132	(245)
Cents per share [1]										
Headline earnings (loss)	**380**	(46)	(398)	334	(802)	**39**	8	(22)	47	(91)

(1) Calculated on the basic weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

9. Shares

	Quarter ended			Six months ended	
	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006
Authorised:					
Ordinary shares of 25 SA cents each	**400,000,000**	400,000,000	400,000,000	400,000,000	400,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	–	4,280,000	–
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully-paid:					
Ordinary shares in issue	**276,836,030**	276,688,382	275,168,569	276,836,030	275,168,569
E ordinary shares in issue	**4,115,930**	4,149,230	–	4,115,930	–
Total ordinary shares:	**280,951,960**	280,837,612	275,168,569	280,951,960	275,168,569
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:					
Ordinary shares	**276,792,157**	276,426,639	273,028,361	276,619,448	269,068,365
E Ordinary shares	**4,152,725**	4,167,212	–	4,150,888	–
Fully vested options	**308,961**	600,219	–	359,980	–
Weighted average number of shares	**281,253,843**	281,194,070	273,028,361	281,130,316	269,068,365
Dilutive potential of share options	**568,077**	641,741	421,807	619,872	563,558
Diluted number of ordinary shares	**281,821,920**	281,835,811	273,450,168	281,750,188	269,631,923

10. Ordinary share capital and premium

	As at				As at			
	Jun 2007	**Mar 2007**	**Jun 2006**	**Dec 2006**	**Jun 2007**	**Mar 2007**	**Jun 2006**	**Dec 2006**
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Balance at beginning of period	**23,045**	23,045	19,362	19,362	**3,292**	3,292	3,055	3,055
Ordinary shares issued	**146**	109	3,015	3,330	**19**	15	504	550
E ordinary shares (cancelled) issued	**(9)**	(4)	–	353	**(1)**	(1)	–	50
Translation	**–**	–	–	–	**(7)**	(133)	(427)	(363)
Sub-total	**23,182**	23,150	22,377	23,045	**3,303**	3,173	3,132	3,292
Redeemable preference shares held within the group	**(312)**	(312)	(312)	(312)	**(44)**	(43)	(44)	(45)
Ordinary shares held within the group	**(289)**	(293)	–	(297)	**(41)**	(40)	–	(43)
E Ordinary shares held within the group	**(344)**	(349)	–	(353)	**(49)**	(48)	–	(50)
Balance at end of period	**22,237**	22,196	22,065	22,083	**3,169**	3,042	3,088	3,154

Rounding of figures may result in computational discrepancies.

11. Retained earnings and other reserves

	Retained Earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other Comprehensive income	Total
SA Rand million						
Balance at December 2005	1,115	138	(1,910)	(227)	(1,655)	(2,539)
Loss attributable to equity shareholders	(2,126)					(2,126)
Dividends	(164)					(164)
Net loss on cash flow hedges removed from equity and reported in income					609	609
Net loss on cash flow hedges					(1,712)	(1,712)
Gain on available-for-sale financial assets					8	8
Deferred taxation on items above					343	343
Share-based payment for share awards and BEE transaction					15	15
Translation			2,533	1	(109)	2,425
Balance at June 2006	**(1,175)**	**138**	**623**	**(226)**	**(2,501)**	**(3,141)**
Balance at December 2006	(214)	138	436	(45)	(1,503)	(1,188)
Loss attributable to equity shareholders	933					933
Dividends	(668)					(668)
Net loss on cash flow hedges removed from equity and reported in income					536	536
Net loss on cash flow hedges					(67)	(67)
Deferred taxation on items above					(74)	(74)
Share-based payment for share awards and BEE transaction					117	117
Translation			385		(8)	377
Balance at June 2007	**51**	**138**	**821**	**(45)**	**(999)**	**(34)**

	Retained Earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other Comprehensive income	Total
US Dollar million						
Balance at December 2005	(58)	22	(66)	(36)	(261)	(399)
Loss attributable to equity shareholders	(241)					(241)
Dividends	(26)					(26)
Net loss on cash flow hedges removed from equity and reported in income					95	95
Net loss on cash flow hedges					(240)	(240)
Gain on available-for-sale financial assets					1	1
Deferred taxation on items above					40	40
Share-based payment for share awards and BEE transaction					2	2
Translation		(3)	314	4	13	328
Balance at June 2006	**(325)**	**19**	**248**	**(32)**	**(350)**	**(440)**
Balance at December 2006	(209)	20	241	(6)	(215)	(169)
Profit attributable to equity shareholders	131					131
Dividends	(90)					(90)
Net loss on cash flow hedges removed from equity and reported in income					77	77
Net loss on cash flow hedges					(10)	(10)
Deferred taxation on items above					(11)	(11)
Share-based payment for share awards and BEE transaction					17	17
Translation			50			50
Balance at June 2007	**(168)**	**20**	**291**	**(6)**	**(142)**	**(5)**

Rounding of figures may result in computational discrepancies.

12. Minority interests

	As at				As at			
	Jun 2007	Mar 2007	Jun 2006	Dec 2006	Jun 2007	Mar 2007	Jun 2006	Dec 2006
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Balance at beginning of period	**436**	436	374	374	**62**	62	59	59
Profit for the period	**124**	56	98	202	**17**	8	16	30
Dividends paid	**(88)**	(25)	(88)	(171)	**(12)**	(4)	(14)	(25)
Net loss on cash flow hedges removed from equity and reported in income	**4**	4	5	10	**1**	1	1	2
Net loss on cash flow hedges	**–**	(3)	(12)	(12)	**–**	(1)	(2)	(2)
Translation	**(1)**	13	42	33	**–**	–	(1)	(2)
Balance at end of period	**475**	481	419	436	**68**	66	59	62

13. Exchange rates

	Jun 2007	Mar 2007	Jun 2006	Dec 2006
	Unaudited	Unaudited	Unaudited	Unaudited
Rand/US dollar average for the year to date	**7.14**	7.22	6.31	6.77
Rand/US dollar average for the quarter	**7.07**	7.22	6.46	7.31
Rand/US dollar closing	**7.02**	7.30	7.15	7.00
Rand/Australian dollar average for the year to date	**5.78**	5.68	4.69	5.10
Rand/Australian dollar average for the quarter	**5.88**	5.68	4.83	5.63
Rand/Australian dollar closing	**5.96**	5.90	5.31	5.53
BRL/US dollar average for the year to date	**2.04**	2.11	2.19	2.18
BRL/US dollar average for the quarter	**1.97**	2.11	2.18	2.15
BRL/US dollar closing	**1.92**	2.15	2.16	2.14

14. Related parties

AngloGold Ashanti, who holds an equity investment of 29.9% in Trans-Siberian Gold plc (TSG), entered into a significant transaction during the June 2007 quarter with TSG in which two exploration companies were acquired for a cash consideration of $40million. The companies acquired consist of Amikan (which holds the Veduga deposit and related exploration and mining licences) and AS APK (which holds the Bogunay deposit and related exploration and mining licences).

15. Capital commitments

	Jun 2007	Mar 2007	Jun 2006	Dec 2006	Jun 2007	Mar 2007	Jun 2006	Dec 2006
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**4,216**	4,045	2,726	2,475	**601**	554	382	354

Liquidity and capital resources:
- *To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.*
- *Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.*
- *The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.*

Rounding of figures may result in computational discrepancies.

16. Contingent liabilities

AngloGold Ashanti's contingent liabilities at 30 June 2007 are detailed below:

Water pumping cost – South Africa – The group is involved in a legal dispute regarding the responsibility for water pumping of the Margaret shaft, which belongs to Stilfontein. Following an attempt by DRDGold to liquidate its North West operations and avoid incurring pumping cost, AngloGold Ashanti Limited launched an urgent application against DRDGold and government departments requesting the court to order the continued pumping of water at the Stilfontein Mines. The cessation of water pumping is likely to cause flooding in various Vaal River operations. The Department of Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the costs of pumping at the Margaret Shaft.

The three mining companies, Simmer and Jack Mines, Harmony Gold Mining Company and AngloGold Ashanti, are finalising an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. The group responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company. The operational cost going forward will be apportioned to the three parties and form part of working cost for the group.

Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities.

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geologic formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($14m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer export gold mined in the state of Goias, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial – TARE*). The Serra Grande operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda manages the operation and its attributable share of the first assessment is approximately $33m. Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006. In November 2006 the administrative council's second chamber ruled in favour of Serra Grande and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $20m. The company believes both assessments are in violation of Federal legislation on sales taxes.

VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now dismissing the case at the judicial sphere. The company's attributable share of the assessment is approximately $6m.

VAT Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. As a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5m.

Tax Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. The state of Minas Gerais has denied a tax credit due to improper classification on the relevant forms. The amount involved is approximately $3m.

Social security payments – Brazil – Anglogold Ashanti Brazil is being accused of failing to pay certain required payments towards the social security system in Brazil during the period 1997 to 2004. There is doubt if amounts are actually due and payable under applicable law. The amount involved is approximately $2m.

Capital cost of water pipelines – Namibia – A potential liability of approximately $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline in the event of mine closure prior to 2019.

17. Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:

- Reimbursable value added tax due from the Malian government amounts to an attributable $32m at 30 June 2007 (31 March 2007: attributable $37m). The last audited value added tax return was for the period ended 31 December 2006 and at the balance sheet date an attributable $25m was still outstanding and $7m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government amounts to an attributable $8m at 30 June 2007 (31 March 2007: attributable $10m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $1m, which is still outstanding, whilst an attributable $7m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.

The government of Mali is a shareholder in all the Malian entities and protocol agreements governing repayments of certain of these amounts have been signed. All payments as scheduled in terms of the protocol agreements have been recovered up to June 2007. The amounts outstanding have been discounted to their present value at a rate of 5%.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $17m at 30 June 2007 (31 March 2007: $15m). The last audited value added tax return was for the period ended 30 November 2006 and at the balance sheet date $14m was still outstanding and $3m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 5%.

- Reimbursable fuel duties from the Tanzanian government amounts to $26m at 30 June 2007 (31 March 2007: $22m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $18m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $8m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 5%.

18. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

19. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

20. Announcements

On 4 May 2007, AngloGold Ashanti announced that Mr C B Brayshaw and Mr A J Trahar retired from the board effective 5 May 2007. AngloGold Ashanti, further announced that Mrs C Carroll had been appointed as a non-executive director with effect from 5 May 2007.

On 1 June 2007, AngloGold Ashanti announced the commencement of a pre-feasibility study at the Tropicana gold project in Western Australia. This study was expected to be completed in mid 2008 and would focus on the Tropicana and Havana zones and would only consider open-cut resources.

On 8 June 2007, AngloGold Ashanti announced the sale of most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005, to a consortium of Mintails South Africa (Pty) Limited / DRD South African Operations (Pty) Limited Joint Venture for R42.8m.

21. Dividend

The directors have today declared Interim Dividend No. 102 (Interim Dividend No. 100: 210) of 90 South African cents per ordinary share for the six months ended 30 June 2007. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share

	2007
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 16 August
Last date to trade ordinary shares cum dividend	Friday, 17 August
Last date to register transfers of certificated securities cum dividend	Friday, 17 August
Ordinary shares trade ex dividend	Monday, 20 August
Record date	Friday, 24 August
Payment date	Friday, 31 August

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 20 August 2007 and Friday, 24 August 2007, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share

	2007
Ex dividend on New York Stock Exchange	Wednesday, 22 August
Record date	Friday, 24 August
Approximate date for currency conversion	Friday, 31 August
Approximate payment date of dividend	Monday, 10 September

Assuming an exchange rate of R6.97/$1, the dividend payable on an ADS is equivalent to 13 US cents. This compares with the final dividend of 32.384 US cents per ADS paid on 26 March 2007. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share

	2007
Last date to trade and to register GhDSs cum dividend	Friday, 17 August
GhDSs trade ex dividend	Monday, 20 August
Record date	Friday, 24 August
Approximate payment date of dividend	Monday, 3 September

Assuming an exchange rate of R1/¢1,315.804, the dividend payable per GhDS is equivalent to 11.84 cedis. This compares with the final dividend of 30.41 cedis per Ghanaian Depositary Share (GhDS) paid on 19 March 2007. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

In addition, directors have today declared Dividend No. E2 of 45 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends are payable on Friday, 31 August 2007.

By order of the Board

R P EDEY
Chairman

R M GODSELL
Chief Executive Officer

30 July 2007

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A   Headline earnings adjusted for the profit (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2007 Unaudited	**Mar 2007** Unaudited	**Jun 2006** Unaudited	**Jun 2007** Unaudited	**Jun 2006** Unaudited	**Jun 2007** Unaudited	**Mar 2007** Unaudited	**Jun 2006** Unaudited	**Jun 2007** Unaudited	**Jun 2006** Unaudited
	SA Rand million					US Dollar million				
Headline earnings (loss) (note 8)	**1,070**	(130)	(1,086)	940	(2,159)	**109**	22	(60)	132	(245)
Profit (loss) on unrealised non-hedge derivatives and other commodity contracts (note C)	**(242)**	1,054	2,583	812	4,149	**8**	106	280	114	544
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 6)	**(22)**	(82)	(426)	(104)	(628)	**(4)**	(11)	(55)	(15)	(88)
Fair value adjustment on option component of convertible bond	**(223)**	(135)	(158)	(358)	75	**(32)**	(19)	(25)	(51)	14
Headline earnings adjusted for the profit (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [2]	**583**	707	911	1,290	1,436	**82**	98	140	180	225
Cents per share [1]										
Headline earnings adjusted for the profit (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [2]	**207**	251	334	459	534	**29**	35	51	64	84

[1] *Calculated on the basic weighted average number of ordinary shares.*

[2] *Profit (loss) on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*
   - Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
   - Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:

   - The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;

   - Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment is short-dated derivatives (certain of which have now matured), which for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled;

   - The unrealised fair value change on the option component of the convertible bond; and

   - The unrealised fair value change on the onerous uranium contracts

B   Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2007 Unaudited	**Mar 2007** Unaudited	**Jun 2006** Unaudited	**Jun 2007** Unaudited	**Jun 2006** Unaudited	**Jun 2007** Unaudited	**Mar 2007** Unaudited	**Jun 2006** Unaudited	**Jun 2007** Unaudited	**Jun 2006** Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit (loss) to gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts:										
Gross profit (loss)	**1,930**	778	(594)	2,708	(921)	**231**	147	25	378	(39)
Profit (loss) on unrealised non-hedge derivatives and other commodity contracts (note C)	**(242)**	1,054	2,583	812	4,149	**8**	106	280	114	544
Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts	**1,688**	1,832	1,988	3,520	3,228	**239**	253	305	492	506

Rounding of figures may results in computational discrepancies.

		Quarter ended Jun 2007 Unaudited	Mar 2007 Unaudited	Jun 2006 Unaudited	Six months ended Jun 2007 Unaudited	Jun 2006 Unaudited	Quarter ended Jun 2007 Unaudited	Mar 2007 Unaudited	Jun 2006 Unaudited	Six months ended Jun 2007 Unaudited	Jun 2006 Unaudited
		SA Rand million / Metric					US Dollar million / Imperial				
C	**Non-hedge derivative gain (loss) is summarised as:**										
	Gain on realised non-hedge derivatives (note D)	**598**	392	736	990	1,202	**84**	54	112	139	187
	Gain (loss) on unrealised non-hedge derivatives	**99**	(1,001)	(2,547)	(902)	(4,131)	**(28)**	(98)	(275)	(127)	(542)
	Unrealised gain (loss) on other commodity physical borrowings	**19**	(47)	(36)	(28)	(35)	**3**	(7)	(5)	(4)	(5)
	Provision for loss on future deliveries of other commodities	**125**	(6)	-	119	17	**18**	(1)	-	17	3
	Gain (loss) on non-hedge derivatives and other commodity contracts	**840**	(662)	(1,847)	179	(2,947)	**77**	(51)	(169)	25	(357)
D	**Price received**										
	Gold income	**5,222**	5,664	4,798	10,886	9,044	**739**	783	740	1,522	1,430
	Adjusted for minority interests	**(226)**	(240)	(214)	(463)	(376)	**(32)**	(33)	(34)	(65)	(60)
		4,996	5,424	4,584	10,423	8,668	**707**	750	706	1,457	1,370
	Gain on realised non-hedge derivatives (note C)	**598**	392	736	990	1,202	**84**	54	112	139	187
		5,594	5,816	5,320	11,413	9,870	**791**	805	818	1,596	1,557
	Attributable gold sold - kg / - oz (000)	**40,661**	41,558	42,424	82,219	84,588	**1,307**	1,336	1,364	2,643	2,720
	Revenue price per unit - R/kg / - $/oz	**137,579**	139,953	125,409	138,807	116,683	**605**	602	600	604	573
E	**Total costs**										
	Total cash costs (note 3)	**3,305**	3,231	2,881	6,537	5,461	**468**	448	445	915	865
	Adjusted for minority interests and non-gold producing companies	**(127)**	(56)	(95)	(180)	(133)	**(18)**	(8)	(14)	(25)	(20)
	Total cash costs adjusted for minority interests and non-gold producing companies	**3,178**	3,175	2,786	6,357	5,328	**450**	440	431	890	845
	Retrenchment costs (note 3)	**9**	7	13	16	25	**1**	1	2	2	4
	Rehabilitation and other non-cash costs (note 3)	**19**	20	25	39	64	**3**	3	4	5	10
	Amortisation of tangible assets (note 3)	**1,009**	948	951	1,957	1,810	**143**	131	147	274	286
	Amortisation of intangible assets (note 3)	**3**	4	3	7	6	**-**	-	-	1	1
	Adjusted for minority interests and non-gold producing companies	**(33)**	(34)	(29)	(67)	(55)	**(5)**	(5)	(4)	(9)	(9)
	Total production costs adjusted for minority interests and non-gold producing companies	**4,185**	4,120	3,749	8,309	7,178	**592**	571	580	1,163	1,138
	Gold produced - kg / - oz (000)	**41,958**	41,239	44,024	83,198	85,691	**1,349**	1,326	1,415	2,675	2,755
	Total cash cost per unit - R/kg / -$/oz	**75,724**	76,991	63,276	76,406	62,181	**333**	332	305	333	307
	Total production cost per unit - R/kg / -$/oz	**99,734**	99,905	85,168	99,872	83,767	**439**	430	410	435	413
F	**Cash gross profit**										
	Gross profit adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts (note B)	**1,688**	1,832	1,988	3,520	3,228	**239**	253	305	492	506
	Amortisation of tangible assets (note 3)	**1,009**	948	951	1,957	1,810	**143**	131	147	274	286
	Amortisation of intangible assets (note 3)	**3**	4	3	7	6	**-**	-	-	1	1
	Non-cash revenues	**-**	4	(5)	4	(8)	**-**	1	(1)	1	(1)
		2,700	2,788	2,937	5,488	5,037	**382**	385	452	767	792
G	**EBITDA**										
	Operating profit (loss)	**1,527**	339	(900)	1,866	(1,472)	**174**	86	(22)	260	(125)
	Amortisation of tangible assets (note 3)	**1,009**	948	951	1,957	1,810	**143**	131	147	274	286
	Amortisation of intangible assets (note 3)	**3**	4	3	7	6	**-**	-	-	1	1
	Impairment of tangible assets (note 5)	**-**	1	-	1	3	**-**	-	-	-	-
	Profit (loss) on unrealised non-hedge derivatives and other commodity contracts (note C)	**(242)**	1,054	2,583	812	4,149	**8**	106	280	114	544
	Share of associates' EBITDA	**(2)**	(3)	(1)	(4)	(4)	**-**	-	-	(1)	(1)
	(Profit) loss on disposal of assets	**(92)**	6	(47)	(86)	(52)	**(13)**	1	(7)	(12)	(8)
		2,204	2,349	2,590	4,552	4,440	**312**	325	398	636	698

Rounding of figures may results in computational discrepancies.

		Quarter ended			Six months ended		Quarter ended			Six months ended	
		Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006	Jun 2007	Mar 2007	Jun 2006	Jun 2007	Jun 2006
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million					US Dollar million				
H	**Interest cover**										
	EBITDA (note G)	**2,204**	2,349	2,590	4,552	4,440	**312**	325	398	636	698
	Finance costs	**220**	200	209	419	419	**31**	28	32	59	67
	Capitalised finance costs	**12**	12	19	24	28	**2**	2	3	3	4
		232	211	228	443	447	**33**	29	35	62	71
	Interest cover - times	**10**	11	11	10	10	**9**	11	11	10	10
I	**Free cash flow**										
	Net cash inflow from operating activities	**1,128**	1,750	1,963	2,878	3,415	**160**	240	302	400	538
	Stay-in-business capital expenditure	**(884)**	(785)	(696)	(1,669)	(1,320)	**(125)**	(109)	(108)	(234)	(209)
		244	965	1,267	1,209	2,095	**35**	131	195	166	329

		As at Jun 2007	As at Mar 2007	As at Jun 2006	As at Dec 2006	As at Jun 2007	As at Mar 2007	As at Jun 2006	As at Dec 2006
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million / Metric				US Dollar million / Imperial			
J	**Net asset value - cents per share**								
	Total equity	**22,678**	21,716	19,343	21,331	**3,232**	2,977	2,707	3,047
	Number of ordinary shares in issue - millions (note 9)	**281**	281	275	280	**281**	281	275	280
	Net asset value - cents per share	**8,072**	7,733	7,030	7,607	**1,150**	1,060	984	1,087
	Total equity	**22,678**	21,716	19,343	21,331	**3,232**	2,977	2,707	3,047
	Intangible assets	**(3,041)**	(3,073)	(2,873)	(2,909)	**(433)**	(421)	(402)	(415)
		19,637	18,643	16,470	18,422	**2,799**	2,556	2,305	2,632
	Number of ordinary shares in issue - millions (note 9)	**281**	281	275	280	**281**	281	275	280
	Net tangible asset value - cents per share	**6,989**	6,638	5,985	6,569	**996**	910	838	939
K	**Net debt**								
	Borrowings - long-term portion	**9,293**	9,010	9,375	9,963	**1,325**	1,235	1,312	1,423
	Borrowings - short-term portion	**2,056**	1,725	465	413	**293**	236	65	59
	Total borrowings	**11,349**	10,735	9,840	10,376	**1,618**	1,471	1,377	1,482
	Cash and cash equivalents	**(2,792)**	(2,919)	(2,450)	(3,467)	**(398)**	(400)	(343)	(495)
	Net debt	**8,557**	7,816	7,390	6,909	**1,220**	1,071	1,034	987

Rounding of figures may results in computational discrepancies.

Development

for the quarter ended 30 June 2007

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced	Sampled					
	metres	Sampled	Ave. channel	gold		uranium	
	(total)	metres	width (cm)	Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa							
Vaal reef	2,288	256	105.9	34.28	3,630	2.16	175.74
Kopanang							
Vaal reef	6,083	454	17.6	99.09	1,744	4.86	91.43
Tau Lekoa							
Ventersdorp Contact reef	2,224	220	118.3	5.01	593	0.11	13.92
Moab Khotsong							
Vaal reef	3,806	274	136.6	17.65	2,411	0.84	115.04
WEST WITS							
TauTona							
Ventersdorp Contact reef	203	-	-	-	-	-	-
Carbon Leader reef	2,877	78	14.2	149.08	2,117	1.73	24.03
Savuka							
Carbon Leader reef	482	-	-	-	-	-	-
Mponeng							
Ventersdorp Contact reef	4,604	728	93.5	20.29	1,897	-	-
AUSTRALIA							
Sunrise Dam	847	847	-	3.32	-	-	-
BRAZIL							
AngloGold Ashanti Brasil Mineração							
Mine de Cuiabá	1,298	38	87.0	2.83	-	-	-
Córrego do Sitio	729	205	-	5.71	-	-	-
Lamego	798	137	70.0	2.30	-	-	-
Serra Grande							
Mina III	771	112	100.0	7.20	-	-	-
Mina Nova	129	-	-	-	-	-	-
GHANA							
Obuasi	6,409	2,172	400.0 *	7.52	3,008	-	-

Statistics are shown in imperial units	Advanced	Sampled					
	feet	Sampled	Ave. channel	gold		uranium	
	(total)	feet	width (inches)	Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa							
Vaal reef	7,506	840	41.7	1.00	3.47	4.32	15.01
Kopanang							
Vaal reef	19,958	1,490	6.9	2.89	1.67	9.72	5.61
Tau Lekoa							
Ventersdorp Contact reef	7,297	722	46.6	0.15	0.57	0.22	0.85
Moab Khotsong							
Vaal reef	12,486	899	53.8	0.51	2.31	1.68	7.53
WEST WITS							
TauTona							
Ventersdorp Contact reef	665	-	-	-	-	-	-
Carbon Leader reef	9,438	256	5.6	4.35	2.03	3.46	1.61
Savuka							
Carbon Leader reef	1,580	-	-	-	-	-	-
Mponeng							
Ventersdorp Contact reef	15,106	2,388	36.8	0.59	1.82	-	-
AUSTRALIA							
Sunrise Dam	2,779	2,779	-	0.10	-	-	-
BRAZIL							
AngloGold Ashanti Brasil Mineração							
Mina de Cuiabá	4,258	123	34.3	-	-	-	-
Córrego do Sitio	2,390	671	-	-	-	-	-
Lamego	2,618	449	27.6	-	-	-	-
Serra Grande							
Mina III	2,530	367	39.4	-	-	-	-
Mina Nova	423	-	-	-	-	-	-
GHANA							
Obuasi	21,026	7,124	157.5 *	0.22	-	-	-

* Average ore body width

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**540**	**473**	**472**	**1,013**	**76**	**66**	**73**	**142**
Vaal River								
Great Noligwa	59	52	56	111	8	7	9	16
Kopanang	84	81	52	165	12	11	8	23
Moab Khotsong	143	111	138	254	20	15	21	36
Tau Lekoa	23	20	13	43	3	3	2	6
Surface Operations	2	1	22	3	-	-	3	-
West Wits								
Mponeng	105	102	69	207	15	14	11	29
Savuka	13	8	4	22	2	1	1	3
TauTona	111	98	118	209	16	14	18	29
ARGENTINA	**30**	**24**	**12**	**55**	**4**	**3**	**2**	**8**
Cerro Vanguardia - Attributable 92.50%	28	22	11	51	4	3	2	7
Minorities and exploration	2	2	1	4	-	-	-	1
AUSTRALIA	**543**	**343**	**66**	**885**	**77**	**47**	**10**	**124**
Sunrise Dam	45	41	41	86	6	6	6	12
Boddington	493	296	24	788	69	41	4	110
Exploration	5	6	1	11	2	-	-	2
BRAZIL	**268**	**264**	**309**	**532**	**38**	**37**	**48**	**75**
AngloGold Ashanti Brasil Mineração	217	234	277	451	31	32	43	63
Serra Grande - Attributable 50%	24	14	15	38	3	2	2	5
Minorities, exploration and other	27	16	17	43	4	3	3	7
GHANA	**232**	**192**	**161**	**423**	**33**	**27**	**25**	**59**
Iduapriem - Attributable 85%	28	8	3	36	4	1	-	5
Obuasi	198	182	156	380	28	25	24	53
Minorities and exploration	6	2	2	7	1	1	1	1
GUINEA	**38**	**14**	**28**	**52**	**5**	**2**	**4**	**7**
Siguiri - Attributable 85%	32	12	24	44	5	2	4	6
Minorities and exploration	6	2	4	8	-	-	-	1
MALI	**13**	**12**	**10**	**25**	**2**	**2**	**2**	**3**
Morila - Attributable 40%	1	1	1	2	-	-	-	-
Sadiola - Attributable 38%	6	6	7	12	1	1	1	2
Yatela - Attributable 40%	5	5	1	10	1	1	-	1
NAMIBIA	**6**	**3**	**5**	**8**	**1**	**-**	**1**	**1**
Navachab	6	3	5	8	1	-	1	1
TANZANIA	**34**	**25**	**84**	**59**	**5**	**3**	**13**	**8**
Geita	34	25	84	59	5	3	13	8
USA	**26**	**48**	**16**	**74**	**4**	**7**	**2**	**10**
Cripple Creek & Victor J.V.	26	47	16	74	4	7	2	10
OTHER	**250**	**19**	**5**	**270**	**34**	**3**	**1**	**39**
ANGLOGOLD ASHANTI	**1,979**	**1,417**	**1,168**	**3,396**	**279**	**196**	**181**	**476**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**18,083**	**17,626**	**20,150**	**35,708**
Vaal River								
Great Noligwa	7.67	8.41	8.11	8.02	3,876	3,863	4,767	7,739
Kopanang	6.48	6.77	7.19	6.62	3,156	2,989	3,561	6,145
Moab Khotsong	6.68	8.16	6.83	7.39	392	439	338	832
Tau Lekoa	3.19	3.70	3.61	3.44	1,223	1,325	1,289	2,548
Surface Operations	0.52	0.50	0.50	0.51	1,030	1,023	970	2,053
West Wits								
Mponeng	9.65	9.56	10.38	9.61	4,778	4,435	4,853	9,212
Savuka	6.81	7.01	7.17	6.91	552	571	653	1,123
TauTona [2]	9.39	9.99	9.70	9.68	3,075	2,981	3,718	6,056
ARGENTINA					**1,569**	**1,603**	**2,004**	**3,172**
Cerro Vanguardia - Attributable 92.50%	6.61	7.25	8.92	6.92	1,569	1,603	2,004	3,172
AUSTRALIA					**4,631**	**4,605**	**3,516**	**9,236**
Sunrise Dam [3]	4.86	4.63	3.27	4.73	4,631	4,605	3,516	9,236
BRAZIL					**3,006**	**2,801**	**2,526**	**5,808**
AngloGold Ashanti Brasil Mineração [2]	6.80	7.71	7.45	7.22	2,264	2,064	1,766	4,328
Serra Grande - Attributable 50%	7.19	7.31	7.50	7.25	742	738	760	1,480
GHANA					**4,198**	**3,975**	**4,552**	**8,173**
Bibiani	-	-	0.47	-	-	-	274	-
Iduapriem - Attributable 85%	1.78	1.87	1.77	1.81	1,347	848	1,265	2,195
Obuasi [2]	4.16	4.83	4.33	4.49	2,851	3,127	3,013	5,978
GUINEA					**1,992**	**2,270**	**1,826**	**4,262**
Siguiri [3] - Attributable 85%	1.01	1.06	1.16	1.04	1,992	2,270	1,826	4,262
MALI					**3,164**	**3,354**	**4,533**	**6,518**
Morila - Attributable 40%	2.57	3.04	4.22	2.81	1,080	1,284	1,684	2,365
Sadiola - Attributable 38%	2.63	2.50	3.50	2.56	1,048	977	1,607	2,025
Yatela [4] - Attributable 40%	5.14	3.25	4.92	4.27	1,036	1,093	1,242	2,129
NAMIBIA					**621**	**614**	**684**	**1,235**
Navachab	1.55	1.47	1.95	1.51	621	614	684	1,235
TANZANIA					**2,553**	**2,412**	**2,203**	**4,965**
Geita	2.21	1.80	1.50	1.99	2,553	2,412	2,203	4,965
USA					**2,142**	**1,980**	**2,030**	**4,122**
Cripple Creek & Victor J.V. [4]	0.50	0.56	0.54	0.53	2,142	1,980	2,030	4,122
ANGLOGOLD ASHANTI					**41,958**	**41,239**	**44,024**	**83,198**
Underground Operations	6.70	7.22	7.24	6.95	22,817	22,296	24,379	45,113
Surface and Dump Reclamation	0.53	0.52	0.50	0.52	1,680	1,694	1,663	3,374
Open-pit Operations	2.29	2.25	2.26	2.27	14,033	14,083	14,415	28,117
Heap Leach Operations [1]	0.82	0.73	0.80	0.78	3,428	3,167	3,567	6,595
					41,958	**41,239**	**44,024**	**83,198**

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
[2] The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.
[3] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**229**	**228**	**264**	**228**	**17,835**	**17,537**	**19,488**	**35,372**
Vaal River								
Great Noligwa	190	193	242	192	3,836	3,865	4,606	7,702
Kopanang	208	199	227	203	3,106	3,007	3,452	6,113
Moab Khotsong	110	147	128	127	393	434	328	827
Tau Lekoa	148	161	152	155	1,215	1,315	1,253	2,531
Surface Operations	1,518	1,513	1,263	1,515	1,025	1,022	928	2,046
West Wits								
Mponeng	316	300	349	308	4,702	4,385	4,692	9,087
Savuka	172	177	207	175	545	563	646	1,108
TauTona	244	238	308	241	3,012	2,946	3,584	5,959
ARGENTINA	**782**	**819**	**1,145**	**800**	**1,533**	**1,605**	**2,122**	**3,138**
Cerro Vanguardia - Attributable 92.50%	782	819	1,145	800	1,533	1,605	2,122	3,138
AUSTRALIA	**3,958**	**3,987**	**2,646**	**3,972**	**4,227**	**4,522**	**3,496**	**8,749**
Sunrise Dam	4,356	4,353	3,031	4,355	4,227	4,522	3,496	8,749
BRAZIL	**600**	**583**	**596**	**591**	**2,898**	**3,025**	**2,551**	**5,923**
AngloGold Ashanti Brasil Mineração	541	517	511	529	2,146	2,171	1,750	4,317
Serra Grande - Attributable 50%	898	904	971	901	752	855	801	1,606
GHANA	**234**	**227**	**224**	**230**	**4,089**	**3,886**	**4,024**	**7,975**
Bibiani	-	-	572	-	-	-	221	-
Iduapriem - Attributable 85%	614	391	611	503	1,308	848	1,130	2,156
Obuasi	181	204	169	192	2,781	3,038	2,673	5,819
GUINEA	**474**	**570**	**447**	**521**	**1,944**	**2,280**	**1,826**	**4,225**
Siguiri - Attributable 85%	474	570	447	521	1,944	2,280	1,826	4,225
MALI	**857**	**914**	**1,457**	**885**	**3,139**	**3,714**	**4,177**	**6,853**
Morila - Attributable 40%	714	855	1,270	785	1,057	1,333	1,520	2,390
Sadiola - Attributable 38%	745	684	1,508	714	1,086	1,180	1,542	2,266
Yatela - Attributable 40%	1,335	1,481	1,723	1,406	996	1,201	1,115	2,197
NAMIBIA	**621**	**629**	**747**	**625**	**641**	**675**	**629**	**1,316**
Navachab	621	629	747	625	641	675	629	1,316
TANZANIA	**433**	**373**	**381**	**402**	**2,340**	**2,421**	**2,100**	**4,761**
Geita	433	373	381	402	2,340	2,421	2,100	4,761
USA	**2,511**	**1,729**	**2,069**	**2,063**	**2,015**	**1,892**	**2,009**	**3,906**
Cripple Creek & Victor J.V.	2,511	1,729	2,069	2,063	2,015	1,892	2,009	3,906
ANGLOGOLD ASHANTI	**339**	**337**	**360**	**338**	**40,661**	**41,558**	**42,424**	**82,219**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**71,551**	**72,979**	**59,200**	**72,255**	**95,830**	**95,214**	**78,854**	**95,526**
Vaal River								
Great Noligwa	72,747	84,059	57,253	78,393	96,266	105,277	73,661	100,764
Kopanang	66,677	69,223	60,958	67,916	85,412	88,284	74,306	86,809
Moab Khotsong	157,986	134,175	137,630	145,412	248,698	214,596	224,472	230,688
Tau Lekoa	106,673	100,102	92,719	103,256	142,841	134,273	124,569	138,385
Surface Operations	67,662	58,471	55,290	63,082	74,591	65,161	62,634	69,892
West Wits								
Mponeng	56,082	59,318	47,250	57,640	74,592	76,284	68,188	75,406
Savuka	97,989	82,550	73,967	90,141	119,954	96,912	83,203	108,242
TauTona	70,629	64,782	55,276	67,751	103,544	92,322	78,155	98,020
ARGENTINA	**58,958**	**44,393**	**39,959**	**51,598**	**86,380**	**72,520**	**61,167**	**79,376**
Cerro Vanguardia - Attributable 92.50%	57,982	43,657	39,447	50,743	85,258	71,635	60,527	78,374
AUSTRALIA	**69,059**	**71,638**	**58,720**	**70,345**	**89,157**	**89,294**	**74,505**	**89,225**
Sunrise Dam	67,115	69,550	56,683	68,329	86,776	86,907	72,706	86,841
BRAZIL	**62,192**	**55,775**	**44,052**	**59,097**	**83,305**	**71,110**	**56,398**	**77,423**
AngloGold Ashanti Brasil Mineração	56,661	48,230	39,397	52,641	78,469	62,290	51,862	70,754
Serra Grande - Attributable 50%	59,638	54,131	42,580	56,893	78,631	73,030	54,514	75,839
GHANA	**91,197**	**95,247**	**85,107**	**93,167**	**120,089**	**126,514**	**118,571**	**123,214**
Bibiani	-	-	85,963	-	-	-	117,938	-
Iduapriem - Attributable 85%	66,628	106,413	84,886	82,004	84,760	122,137	110,484	99,206
Obuasi	102,805	92,224	85,122	97,267	136,780	127,711	122,025	132,031
GUINEA	**113,624**	**96,653**	**83,876**	**104,585**	**137,738**	**122,100**	**109,149**	**129,409**
Siguiri - Attributable 85%	113,624	96,653	83,876	104,585	137,738	122,100	109,149	129,409
MALI	**75,848**	**73,848**	**48,372**	**74,819**	**86,817**	**88,643**	**63,691**	**87,757**
Morila - Attributable 40%	93,093	83,011	51,803	87,617	110,034	100,339	66,241	104,768
Sadiola - Attributable 38%	91,710	100,845	52,888	96,118	99,421	108,523	69,219	103,813
Yatela - Attributable 40%	52,961	49,942	48,496	51,411	60,858	67,995	63,636	64,522
NAMIBIA	**79,443**	**85,460**	**57,763**	**82,434**	**95,850**	**101,693**	**75,514**	**98,754**
Navachab	79,443	85,460	57,763	82,434	95,850	101,693	75,514	98,754
TANZANIA	**76,486**	**103,153**	**105,814**	**89,438**	**110,139**	**133,407**	**128,519**	**121,440**
Geita	76,486	103,153	105,814	89,438	110,139	133,407	128,519	121,440
USA	**59,984**	**58,297**	**52,062**	**59,174**	**81,778**	**81,519**	**76,599**	**81,654**
Cripple Creek & Victor J.V.	56,679	56,156	49,987	56,428	78,462	79,372	74,525	78,899
ANGLOGOLD ASHANTI	**75,724**	**76,991**	**63,276**	**76,406**	**99,734**	**99,905**	**85,168**	**99,872**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
	Cash gross profit (loss) - Rm [1]				Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts - Rm			
SOUTH AFRICA	**1,164**	**1,180**	**1,520**	**2,344**	**741**	**800**	**1,145**	**1,541**
Vaal River								
Great Noligwa	245	218	367	462	158	140	295	298
Kopanang	217	212	265	429	161	157	222	318
Moab Khotsong	(9)	3	-	(5)	(44)	(32)	(29)	(75)
Tau Lekoa	37	54	54	91	(6)	10	16	4
Surface Operations	71	84	76	155	64	77	69	141
West Wits								
Mponeng	378	353	423	731	293	280	324	573
Savuka	22	33	40	54	10	25	34	35
TauTona	204	223	294	427	105	143	213	248
ARGENTINA	**143**	**154**	**168**	**296**	**97**	**105**	**123**	**202**
Cerro Vanguardia - Attributable 92.50%	133	143	157	277	91	99	115	190
Minorities and exploration	10	11	11	19	6	6	8	12
AUSTRALIA	**301**	**311**	**298**	**611**	**212**	**232**	**242**	**444**
Sunrise Dam	301	311	298	611	212	232	242	444
BRAZIL	**302**	**311**	**264**	**612**	**225**	**254**	**225**	**479**
AngloGold Ashanti Brasil Mineração	187	178	156	364	138	149	134	287
Serra Grande - Attributable 50%	59	71	48	130	45	57	39	102
Minorities and exploration	56	62	60	118	42	48	52	90
GHANA	**207**	**181**	**100**	**388**	**87**	**62**	**(43)**	**149**
Bibiani	-	-	11	-	-	-	4	-
Iduapriem - Attributable 85%	89	32	30	121	65	19	-	83
Obuasi	103	141	48	245	10	38	(56)	48
Minorities and exploration	15	8	11	22	12	5	9	18
GUINEA	**62**	**114**	**77**	**176**	**7**	**49**	**27**	**56**
Siguiri - Attributable 85%	48	94	59	142	1	36	16	37
Minorities and exploration	14	20	18	34	6	13	11	19
MALI	**180**	**231**	**336**	**411**	**147**	**183**	**268**	**330**
Morila - Attributable 40%	47	77	121	124	30	55	97	85
Sadiola - Attributable 38%	49	50	117	99	41	43	91	84
Yatela - Attributable 40%	84	104	98	188	76	85	80	162
NAMIBIA	**36**	**39**	**50**	**75**	**26**	**29**	**37**	**55**
Navachab	36	39	50	75	26	29	37	55
TANZANIA	**167**	**60**	**68**	**227**	**81**	**(13)**	**19**	**68**
Geita	167	60	68	227	81	(13)	19	68
USA	**164**	**164**	**64**	**327**	**111**	**107**	**(33)**	**218**
Cripple Creek & Victor J.V.	164	164	64	327	111	107	(33)	218
OTHER	**(26)**	**42**	**(8)**	**21**	**(46)**	**24**	**(22)**	**(22)**
ANGLOGOLD ASHANTI	**2,700**	**2,788**	**2,937**	**5,488**	**1,688**	**1,832**	**1,988**	**3,520**

[1] Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
Imperial	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					581	567	648	1,148
Vaal River								
Great Noligwa	0.224	0.245	0.236	0.234	125	124	153	249
Kopanang	0.189	0.197	0.210	0.193	101	96	114	198
Moab Khotsong	0.195	0.238	0.199	0.215	13	14	11	27
Tau Lekoa	0.093	0.108	0.105	0.100	39	43	41	82
Surface Operations	0.015	0.015	0.015	0.015	33	33	31	66
West Wits								
Mponeng	0.282	0.279	0.303	0.280	154	143	156	296
Savuka	0.199	0.204	0.209	0.202	18	18	21	36
TauTona [2]	0.274	0.291	0.283	0.282	99	96	120	195
ARGENTINA					50	52	64	102
Cerro Vanguardia - Attributable 92.50%	0.193	0.211	0.260	0.202	50	52	64	102
AUSTRALIA					149	148	113	297
Sunrise Dam [3]	0.142	0.135	0.095	0.138	149	148	113	297
BRAZIL					97	90	81	187
AngloGold Ashanti Brasil Mineração [2]	0.198	0.225	0.217	0.211	73	66	57	139
Serra Grande - Attributable 50%	0.210	0.213	0.219	0.211	24	24	24	48
GHANA					135	128	146	263
Bibiani	-	-	0.014	-	-	-	9	-
Iduapriem - Attributable 85%	0.052	0.055	0.052	0.053	43	27	41	71
Obuasi [2]	0.121	0.141	0.126	0.131	92	101	97	192
GUINEA					64	73	59	137
Siguiri [3] - Attributable 85%	0.029	0.031	0.034	0.030	64	73	59	137
MALI					102	108	146	210
Morila - Attributable 40%	0.075	0.089	0.123	0.082	35	41	54	76
Sadiola - Attributable 38%	0.077	0.073	0.102	0.075	34	31	52	65
Yatela [4] - Attributable 40%	0.150	0.095	0.143	0.125	33	35	40	68
NAMIBIA					20	20	22	40
Navachab	0.045	0.043	0.057	0.044	20	20	22	40
TANZANIA					82	78	71	160
Geita	0.065	0.053	0.044	0.058	82	78	71	160
USA					69	64	65	133
Cripple Creek & Victor J.V. [4]	0.015	0.016	0.016	0.015	69	64	65	133
ANGLOGOLD ASHANTI					1,349	1,326	1,415	2,675
Undergound operations	0.195	0.211	0.211	0.203	734	717	784	1,451
Surface and Dump Reclamation	0.015	0.015	0.015	0.015	54	54	53	108
Open-pit Operations	0.067	0.066	0.066	0.066	451	453	463	904
Heap leach Operations [1]	0.024	0.021	0.023	0.023	110	102	115	212
					1,349	1,326	1,415	2,675

[1] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
[2] The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground operations.
[3] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**7.36**	**7.32**	**8.47**	**7.34**	**573**	**564**	**627**	**1,137**
Vaal River								
Great Noligwa	6.11	6.20	7.77	6.16	123	124	148	248
Kopanang	6.68	6.40	7.30	6.54	100	97	111	197
Moab Khotsong	3.52	4.72	4.10	4.07	13	14	11	27
Tau Lekoa	4.77	5.19	4.88	4.98	39	42	40	81
Surface Operations	48.80	48.63	40.60	48.72	33	33	30	66
West Wits								
Mponeng	10.17	9.64	11.21	9.91	151	141	151	292
Savuka	5.54	5.69	6.67	5.62	18	18	21	36
TauTona	7.86	7.65	9.91	7.75	97	95	115	192
ARGENTINA	**25.13**	**26.34**	**36.82**	**25.73**	**49**	**52**	**68**	**101**
Cerro Vanguardia - Attributable 92.50%	25.13	26.34	36.82	25.73	49	52	68	101
AUSTRALIA	**127.25**	**128.19**	**85.06**	**127.72**	**136**	**145**	**112**	**281**
Sunrise Dam	140.06	139.95	97.45	140.00	136	145	112	281
BRAZIL	**19.28**	**18.74**	**19.16**	**19.01**	**93**	**97**	**82**	**190**
AngloGold Ashanti Brasil Mineração	17.38	16.63	16.43	17.01	69	70	56	139
Serra Grande - Attributable 50%	28.87	29.05	31.23	28.96	24	27	26	52
GHANA	**7.52**	**7.29**	**7.19**	**7.41**	**131**	**125**	**129**	**256**
Bibiani	-	-	18.38	-	-	-	7	-
Iduapriem - Attributable 85%	19.73	12.58	19.64	16.18	42	27	36	69
Obuasi	5.82	6.55	5.44	6.18	89	98	86	187
GUINEA	**15.23**	**18.33**	**14.37**	**16.74**	**63**	**73**	**59**	**136**
Siguiri - Attributable 85%	15.23	18.33	14.37	16.74	63	73	59	136
MALI	**27.54**	**29.39**	**46.83**	**28.46**	**101**	**119**	**134**	**220**
Morila - Attributable 40%	22.97	27.49	40.84	25.22	34	43	49	77
Sadiola - Attributable 38%	23.96	21.98	48.50	22.96	35	38	50	73
Yatela - Attributable 40%	42.92	47.60	55.40	45.20	32	39	36	71
NAMIBIA	**19.96**	**20.24**	**24.00**	**20.10**	**21**	**22**	**20**	**42**
Navachab	19.96	20.24	24.00	20.10	21	22	20	42
TANZANIA	**13.92**	**12.00**	**12.26**	**12.92**	**75**	**78**	**68**	**153**
Geita	13.92	12.00	12.26	12.92	75	78	68	153
USA	**80.72**	**55.60**	**66.53**	**66.33**	**65**	**61**	**65**	**126**
Cripple Creek & Victor J.V.	80.72	55.60	66.53	66.33	65	61	65	126
ANGLOGOLD ASHANTI	**10.89**	**10.84**	**11.58**	**10.86**	**1,307**	**1,336**	**1,364**	**2,643**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
US Dollar / Imperial	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**315**	**314**	**286**	**315**	**422**	**410**	**381**	**416**
Vaal River								
Great Noligwa	320	362	277	341	423	453	356	438
Kopanang	294	298	295	296	376	380	359	378
Moab Khotsong	695	577	666	632	1,094	923	1,084	1,004
Tau Lekoa	469	431	447	449	629	578	601	602
Surface Operations	298	252	267	275	328	280	303	305
West Wits								
Mponeng	247	256	229	251	328	329	330	328
Savuka	431	355	359	393	528	417	401	471
TauTona	311	279	267	295	456	398	377	427
ARGENTINA	**260**	**192**	**190**	**225**	**381**	**313**	**292**	**346**
Cerro Vanguardia - Attributable 92.50%	256	188	188	222	376	309	289	342
AUSTRALIA	**304**	**308**	**282**	**306**	**392**	**384**	**359**	**388**
Sunrise Dam	295	299	273	297	382	374	350	378
BRAZIL	**274**	**240**	**213**	**257**	**366**	**306**	**272**	**337**
AngloGold Ashanti Brasil Mineração	249	207	190	229	345	268	249	308
Serra Grande - Attributable 50%	263	233	206	248	346	314	263	330
GHANA	**401**	**410**	**407**	**405**	**528**	**545**	**568**	**536**
Bibiani	-	-	412	-	-	-	569	-
Iduapriem - Attributable 85%	293	459	408	357	372	526	532	432
Obuasi	452	397	406	423	601	550	583	575
GUINEA	**500**	**416**	**403**	**455**	**607**	**526**	**524**	**563**
Siguiri - Attributable 85%	500	416	403	455	607	526	524	563
MALI	**334**	**318**	**232**	**326**	**382**	**382**	**305**	**382**
Morila - Attributable 40%	410	358	249	381	484	432	318	456
Sadiola - Attributable 38%	404	434	255	418	438	467	332	452
Yatela - Attributable 40%	232	216	232	224	267	294	305	281
NAMIBIA	**349**	**368**	**279**	**358**	**421**	**438**	**364**	**429**
Navachab	349	368	279	358	421	438	364	429
TANZANIA	**337**	**447**	**507**	**390**	**485**	**577**	**617**	**530**
Geita	337	447	507	390	485	577	617	530
USA	**264**	**251**	**252**	**258**	**360**	**351**	**369**	**355**
Cripple Creek & Victor J.V.	249	242	242	246	345	342	360	343
ANGLOGOLD ASHANTI	**333**	**332**	**305**	**333**	**439**	**430**	**410**	**435**

Rounding of figures may results in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts - $m			
SOUTH AFRICA	**165**	**163**	**232**	**328**	**105**	**110**	**174**	**215**
Vaal River								
Great Noligwa	35	30	56	65	22	19	45	42
Kopanang	31	29	40	60	23	22	34	44
Moab Khotsong	(1)	-	-	(1)	(6)	(4)	(5)	(11)
Tau Lekoa	5	7	8	13	(1)	1	2	-
Surface Operations	10	12	12	22	9	11	11	20
West Wits								
Mponeng	53	49	65	102	41	39	50	80
Savuka	3	5	6	8	1	3	5	5
TauTona	29	31	45	60	15	20	32	35
ARGENTINA	**20**	**21**	**26**	**41**	**14**	**15**	**19**	**28**
Cerro Vanguardia - Attributable 92.50%	19	20	24	39	13	14	18	26
Minorities and exploration	1	1	2	2	1	1	1	2
AUSTRALIA	**42**	**43**	**46**	**85**	**30**	**32**	**37**	**62**
Sunrise Dam	42	43	46	85	30	32	37	62
BRAZIL	**43**	**43**	**41**	**86**	**32**	**35**	**35**	**67**
AngloGold Ashanti Brasil Mineração	26	25	24	51	19	21	21	40
Serra Grande - Attributable 50%	8	10	8	18	6	8	6	14
Minorities and exploration	9	8	9	17	7	6	8	13
GHANA	**29**	**25**	**15**	**54**	**12**	**9**	**(7)**	**21**
Bibiani	-	-	2	-	-	-	1	-
Iduapriem - Attributable 85%	13	4	5	17	9	3	-	12
Obuasi	15	20	7	34	1	5	(9)	7
Minorities and exploration	1	1	1	3	2	1	1	2
GUINEA	**9**	**16**	**12**	**25**	**1**	**7**	**4**	**8**
Siguiri - Attributable 85%	7	13	9	20	-	5	2	5
Minorities and exploration	2	3	3	5	1	2	2	3
MALI	**26**	**32**	**52**	**57**	**21**	**25**	**41**	**46**
Morila - Attributable 40%	7	11	19	17	4	8	15	12
Sadiola - Attributable 38%	7	7	18	14	6	6	14	12
Yatela - Attributable 40%	12	14	15	26	11	12	12	23
NAMIBIA	**5**	**5**	**8**	**11**	**4**	**4**	**6**	**8**
Navachab	5	5	8	11	4	4	6	8
TANZANIA	**24**	**8**	**10**	**32**	**11**	**(2)**	**3**	**9**
Geita	24	8	10	32	11	(2)	3	9
USA	**23**	**23**	**10**	**46**	**16**	**15**	**(5)**	**31**
Cripple Creek & Victor J.V.	23	23	10	46	16	15	(5)	31
OTHER	**(4)**	**6**	**(1)**	**3**	**(7)**	**3**	**(2)**	**(3)**
ANGLOGOLD ASHANTI	**382**	**385**	**452**	**767**	**239**	**253**	**305**	**492**

[1] Gross profit (loss) adjusted for the profit (loss) on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may results in computational discrepancies.

Quarterly Report June 2007 - www.AngloGoldAshanti.com

South Africa

VAAL RIVER

GREAT NOLIGWA			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	91	81	97	172	982	867	1,047	1,849
Milled	- 000 tonnes	/ - 000 tons	505	459	588	965	557	506	648	1,063
Yield	- g/t	/ - oz/t	7.67	8.41	8.11	8.02	0.224	0.245	0.236	0.234
Gold produced	- kg	/ - oz (000)	3,876	3,863	4,767	7,739	125	124	153	249
Gold sold	- kg	/ oz (000)	3,836	3,865	4,606	7,702	123	124	148	248
Price received	- R/kg	/ - $/oz - sold	137,340	141,089	137,145	139,221	605	606	655	605
Total cash costs	- R	/ - $ - ton milled	558	707	464	629	72	89	66	80
	- R/kg	/ - $/oz - produced	72,747	84,059	57,253	78,393	320	362	277	341
Total production costs	- R/kg	/ - $/oz - produced	96,266	105,277	73,661	100,764	423	453	356	438
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	228	226	283	227	7.32	7.26	9.11	7.29
Actual	- g	/ - oz	190	193	242	192	6.11	6.20	7.77	6.16
Target	- m²	/ - ft²	4.99	4.90	5.65	4.94	53.69	52.74	60.81	53.22
Actual	- m²	/ - ft²	4.47	4.02	4.93	4.25	48.15	43.30	53.10	45.75
FINANCIAL RESULTS (MILLION)										
Gold income			450	588	518	1,038	64	81	80	145
Cost of sales			369	406	336	775	52	56	52	108
Cash operating costs			281	324	270	604	40	45	42	84
Other cash costs			1	1	3	2	-	-	-	-
Total cash costs			282	325	273	607	40	45	42	85
Retrenchment costs			3	3	4	5	-	-	1	1
Rehabilitation and other non-cash costs			2	1	2	3	-	-	-	-
Production costs			287	329	279	615	41	45	43	86
Amortisation of tangible assets			87	78	72	165	12	11	11	23
Inventory change			(4)	(1)	(15)	(5)	(1)	-	(3)	(1)
			81	182	182	263	12	25	28	37
Realised non-hedge derivatives			77	(42)	113	34	11	(6)	17	5
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			158	140	295	298	22	19	45	42
Capital expenditure			59	52	56	111	8	7	9	16

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

KOPANANG				Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	115	114	119	229	1,235	1,229	1,281	2,464
Milled	- 000 tonnes	/	- 000 tons	487	442	495	929	537	487	546	1,024
Yield	- g/t	/	- oz/t	6.48	6.77	7.19	6.62	0.189	0.197	0.210	0.193
Gold produced	- kg	/	- oz (000)	3,156	2,989	3,561	6,145	101	96	114	198
Gold sold	- kg	/	oz (000)	3,106	3,007	3,452	6,113	100	97	111	197
Price received	- R/kg	/	- $/oz - sold	137,249	139,978	137,101	138,591	604	602	654	603
Total cash costs	- R	/	- $ - ton milled	432	468	438	449	55	59	62	57
	- R/kg	/	- $/oz - produced	66,677	69,223	60,958	67,916	294	298	295	296
Total production costs	- R/kg	/	- $/oz - produced	85,412	88,284	74,306	86,809	376	380	359	378
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	239	239	241	239	7.69	7.69	7.74	7.69
Actual	- g	/	- oz	208	199	227	203	6.68	6.40	7.30	6.54
Target	- m²	/	- ft²	7.70	7.69	7.79	7.69	82.83	82.76	83.83	82.80
Actual	- m²	/	- ft²	7.55	7.61	7.59	7.58	81.25	81.93	81.65	81.59
FINANCIAL RESULTS (MILLION)											
Gold income				366	454	388	820	52	63	60	115
Cost of sales				265	264	251	530	38	37	39	74
Cash operating costs				209	206	215	415	30	29	33	58
Other cash costs				1	1	2	2	-	-	-	-
Total cash costs				210	207	217	417	30	29	34	58
Retrenchment costs				2	1	3	3	-	-	-	-
Rehabilitation and other non-cash costs				2	1	2	3	-	-	-	-
Production costs				214	209	221	422	30	29	34	59
Amortisation of tangible assets				56	55	43	111	8	8	7	16
Inventory change				(4)	-	(13)	(4)	(1)	-	(2)	(1)
				101	190	137	291	14	26	21	41
Realised non-hedge derivatives				60	(33)	85	27	9	(5)	13	4
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				161	157	222	318	23	22	34	44
Capital expenditure				84	81	52	165	12	11	8	23

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

MOAB KHOTSONG			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	7	7	7	14	76	71	79	147
Milled	- 000 tonnes	/ - 000 tons	59	54	50	113	65	59	55	124
Yield	- g/t	/ - oz/t	6.68	8.16	6.83	7.39	0.195	0.238	0.199	0.215
Gold produced	- kg	/ - oz (000)	392	439	338	832	13	14	11	27
Gold sold	- kg	/ - oz (000)	393	434	328	827	13	14	11	27
Price received	- R/kg	/ - $/oz - sold	137,535	141,827	137,614	139,787	605	609	655	607
Total cash costs	- R	/ - $ - ton milled	1,055	1,095	940	1,074	135	137	133	136
	- R/kg	/ - $/oz - produced	157,986	134,175	137,630	145,412	695	577	666	632
Total production costs	- R/kg	/ - $/oz - produced	248,698	214,596	224,472	230,688	1,094	923	1,084	1,004
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	124	104	120	114	3.98	3.35	3.87	3.68
Actual	- g	/ - oz	110	147	128	127	3.52	4.72	4.10	4.07
Target	- m²	/ - ft²	2.70	2.63	2.73	2.67	29.08	28.28	29.42	28.70
Actual	- m²	/ - ft²	1.97	2.21	2.78	2.08	21.20	23.81	29.94	22.39
FINANCIAL RESULTS (MILLION)										
Gold income			45	66	37	111	6	9	6	15
Cost of sales			98	93	74	191	14	13	11	27
Cash operating costs			62	59	46	120	9	8	7	17
Other cash costs			-	-	-	1	-	-	-	-
Total cash costs			62	59	47	121	9	8	7	17
Retrenchment costs			-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs			-	-	-	-	-	-	-	-
Production costs			63	59	47	122	9	8	7	17
Amortisation of tangible assets			35	35	29	70	5	5	4	10
Inventory change			-	(1)	(2)	(1)	-	-	-	-
			(53)	(28)	(37)	(80)	(7)	(4)	(6)	(11)
Realised non-hedge derivatives			9	(4)	8	5	1	(1)	1	1
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(44)	(32)	(29)	(75)	(6)	(4)	(5)	(11)
Capital expenditure			143	111	138	254	20	15	21	36

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

TAU LEKOA				Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	70	69	65	139	753	742	697	1,495
Milled	- 000 tonnes	/	- 000 tons	384	358	357	742	423	394	394	818
Yield	- g/t	/	- oz/t	3.19	3.70	3.61	3.44	0.093	0.108	0.105	0.100
Gold produced	- kg	/	- oz (000)	1,223	1,325	1,289	2,548	39	43	41	82
Gold sold	- kg	/	oz (000)	1,215	1,315	1,253	2,531	39	42	40	81
Price received	- R/kg	/	- $/oz - sold	137,671	141,315	136,170	139,565	606	607	653	606
Total cash costs	- R	/	- $ - ton milled	340	371	335	355	44	47	47	45
	- R/kg	/	- $/oz - produced	106,673	100,102	92,719	103,256	469	431	447	449
Total production costs	- R/kg	/	- $/oz - produced	142,841	134,273	124,569	138,385	629	578	601	602
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	162	161	123	161	5.21	5.18	3.96	5.19
Actual	- g	/	- oz	148	161	152	155	4.77	5.19	4.88	4.98
Target	- m²	/	- ft²	8.73	8.66	5.54	8.69	93.98	93.19	59.65	93.58
Actual	- m²	/	- ft²	8.49	8.39	7.63	8.44	91.41	90.35	82.11	90.88
FINANCIAL RESULTS (MILLION)											
Gold income				141	199	140	340	20	28	22	47
Cost of sales				173	176	154	349	25	24	24	49
Cash operating costs				130	132	119	262	18	18	18	37
Other cash costs				1	-	1	1	-	-	-	-
Total cash costs				130	133	120	263	18	18	19	37
Retrenchment costs				1	1	2	2	-	-	-	-
Rehabilitation and other non-cash costs				-	-	1	-	-	-	-	-
Production costs				132	134	123	265	19	18	19	37
Amortisation of tangible assets				43	44	38	87	6	6	6	12
Inventory change				(1)	(2)	(6)	(3)	-	-	(1)	-
				(32)	23	(14)	(9)	(5)	3	(2)	(1)
Realised non-hedge derivatives				27	(13)	30	13	4	(2)	5	2
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(6)	10	16	4	(1)	1	2	-
Capital expenditure				23	20	13	43	3	3	2	6

Rounding of figures may results in computational discrepancies.

South Africa

VAAL RIVER

				Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
SURFACE OPERATIONS				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/ - 000 tons		1,969	2,045	1,952	4,014	2,170	2,254	2,151	4,424
Yield	- g/t	/ - oz/t		0.52	0.50	0.50	0.51	0.015	0.015	0.015	0.015
Gold produced	- kg	/ - oz (000)		1,030	1,023	970	2,053	33	33	31	66
Gold sold	- kg	/ - oz (000)		1,025	1,022	928	2,046	33	33	30	66
Price received	- R/kg	/ - $/oz	- sold	137,048	140,395	137,624	138,719	603	604	659	604
Total cash costs	- R	/ - $	- ton milled	35	29	27	32	5	4	4	4
	- R/kg	/ - $/oz	- produced	67,662	58,471	55,290	63,082	298	252	267	275
Total production costs	- R/kg	/ - $/oz	- produced	74,591	65,161	62,634	69,892	328	280	303	305
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		1,324	1,285	1,166	1,304	42.55	41.31	37.49	41.93
Actual	- g	/ - oz		1,518	1,513	1,263	1,515	48.80	48.63	40.60	48.72
FINANCIAL RESULTS (MILLION)											
Gold income				117	153	105	270	17	21	16	38
Cost of sales				76	66	58	143	11	9	9	20
Cash operating costs				70	60	54	130	10	8	8	18
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				70	60	54	130	10	8	8	18
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				70	60	54	130	10	8	8	18
Amortisation of tangible assets				7	7	7	14	1	1	1	2
Inventory change				(1)	-	(2)	(1)	-	-	-	-
				41	87	46	128	6	12	7	18
Realised non-hedge derivatives				24	(10)	23	14	3	(1)	3	2
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				64	77	69	141	9	11	11	20
Capital expenditure				2	1	22	3	-	-	3	-

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

MPONENG				Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		93	87	92	180	1,002	937	993	1,939
Milled	- 000 tonnes	/ - 000 tons		495	464	468	959	546	511	515	1,057
Yield	- g/t	/ - oz/t		9.65	9.56	10.38	9.61	0.282	0.279	0.303	0.280
Gold produced	- kg	/ - oz (000)		4,778	4,435	4,853	9,212	154	143	156	296
Gold sold	- kg	/ - oz (000)		4,702	4,385	4,692	9,087	151	141	151	292
Price received	- R/kg	/ - $/oz	- sold	136,896	140,370	136,127	138,572	603	604	651	603
Total cash costs	- R	/ - $	- ton milled	541	567	490	554	69	71	69	70
	- R/kg	/ - $/oz	- produced	56,082	59,318	47,250	57,640	247	256	229	251
Total production costs	- R/kg	/ - $/oz	- produced	74,592	76,284	68,188	75,406	328	329	330	328
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		268	266	294	267	8.61	8.57	9.46	8.59
Actual	- g	/ - oz		316	300	349	308	10.17	9.64	11.21	9.91
Target	- m^2	/ - ft^2		5.64	5.36	6.21	5.50	60.67	57.67	66.81	59.17
Actual	- m^2	/ - ft^2		6.17	5.89	6.62	6.03	66.37	63.39	71.30	64.89
FINANCIAL RESULTS (MILLION)											
Gold income				659	559	526	1,218	93	77	81	171
Cost of sales				351	335	315	686	50	46	49	96
Cash operating costs				266	262	227	528	38	36	35	74
Other cash costs				2	1	3	3	-	-	-	-
Total cash costs				268	263	229	531	38	36	36	74
Retrenchment costs				2	1	2	3	-	-	-	-
Rehabilitation costs				2	1	1	3	-	-	-	-
Production costs				271	265	232	537	38	37	36	75
Amortisation of tangible assets				85	73	99	158	12	10	15	22
Inventory change				(5)	(3)	(16)	(8)	(1)	(1)	(3)	(1)
				308	224	212	532	44	31	33	75
Realised non-hedge derivatives				(15)	56	112	41	(2)	8	17	6
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				293	280	324	573	41	39	50	80
Capital expenditure				105	102	69	207	15	14	11	29

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

				Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
SAVUKA				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		17	16	19	33	178	175	210	353
Milled	- 000 tonnes	/ - 000 tons		81	81	91	163	89	90	100	179
Yield	- g/t	/ - oz/t		6.81	7.01	7.17	6.91	0.199	0.204	0.209	0.202
Gold produced	- kg	/ - oz (000)		552	571	653	1,123	18	18	21	36
Gold sold	- kg	/ - oz (000)		545	563	646	1,108	18	18	21	36
Price received	- R/kg	/ - $/oz	- sold	137,327	140,651	135,705	139,017	604	605	647	605
Total cash costs	- R	/ - $	- ton milled	667	579	530	623	86	73	75	79
	- R/kg	/ - $/oz	- produced	97,989	82,550	73,967	90,141	431	355	359	393
Total production costs	- R/kg	/ - $/oz	- produced	119,954	96,912	83,203	108,242	528	417	401	471
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		176	187	-	181	5.65	6.01	-	5.83
Actual	- g	/ - oz		172	177	207	175	5.54	5.69	6.67	5.62
Target	- m²	/ - ft²		5.84	5.64	-	5.74	62.87	60.73	-	61.80
Actual	- m²	/ - ft²		5.17	5.04	6.19	5.10	55.60	54.21	66.60	54.90
FINANCIAL RESULTS (MILLION)											
Gold income				77	72	72	149	11	10	11	21
Cost of sales				65	54	53	119	9	8	8	17
Cash operating costs				54	47	48	101	8	6	7	14
Other cash costs				-	-	1	1	-	-	-	-
Total cash costs				54	47	48	101	8	7	8	14
Retrenchment costs				-	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				54	47	49	102	8	7	8	14
Amortisation of tangible assets				12	8	6	20	2	1	1	3
Inventory change				(1)	(1)	(1)	(2)	-	-	-	-
				12	18	19	29	2	2	3	4
Realised non-hedge derivatives				(2)	7	15	5	-	1	2	1
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				10	25	34	35	1	3	5	5
Capital expenditure				13	8	4	22	2	1	1	3

Rounding of figures may results in computational discrepancies.

South Africa

WEST WITS

TAUTONA			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	53	51	58	103	565	548	622	1,113
Milled	- 000 tonnes	/ - 000 tons	321	291	374	612	354	321	413	675
Yield	- g/t	/ - oz/t	9.39	9.99	9.70	9.68	0.274	0.291	0.283	0.282
Gold produced	- kg	/ - oz (000)	3,017	2,906	3,632	5,923	97	93	117	190
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	139	148	189	287	154	163	209	317
Yield	- g/t	/ - oz/t	0.41	0.50	0.46	0.46	0.012	0.015	0.013	0.013
Gold produced	- kg	/ - oz (000)	58	75	86	132	2	2	3	4
TOTAL										
Yield [1]	- g/t	/ - oz/t	9.39	9.99	9.70	9.68	0.274	0.291	0.283	0.282
Gold produced	- kg	/ - oz (000)	3,075	2,981	3,718	6,056	99	96	120	195
Gold sold	- kg	/ - oz (000)	3,012	2,946	3,584	5,959	97	95	115	192
Price received	- R/kg	/ - $/oz - sold	137,746	140,762	137,247	139,237	606	605	653	606
Total cash costs	- R	/ - $ - ton milled	471	440	365	456	61	55	51	58
	- R/kg	/ - $/oz - produced	70,629	64,782	55,276	67,751	311	279	267	295
Total production costs	- R/kg	/ - $/oz - produced	103,544	92,322	78,155	98,020	456	398	377	427
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	340	335	315	337	10.93	10.76	10.14	10.85
Actual	- g	/ - oz	244	238	308	241	7.86	7.65	9.91	7.75
Target	- m²	/ - ft²	5.65	5.34	5.47	5.50	60.82	57.45	58.88	59.15
Actual	- m²	/ - ft²	4.17	4.06	4.79	4.12	44.93	43.75	51.52	44.34
FINANCIAL RESULTS (MILLION)										
Gold income			425	377	404	802	60	52	62	112
Cost of sales			310	272	279	582	44	38	43	81
Cash operating costs			216	192	203	408	31	27	32	57
Other cash costs			1	1	2	2	-	-	-	-
Total cash costs			217	193	206	410	31	27	32	57
Retrenchment costs			1	1	3	3	-	-	-	-
Rehabilitation and other non-cash costs			1	1	1	2	-	-	-	-
Production costs			220	195	209	415	31	27	32	58
Amortisation of tangible assets			99	80	82	179	14	11	13	25
Inventory change			(8)	(4)	(11)	(12)	(1)	(1)	(2)	(2)
			115	105	125	220	16	14	19	31
Realised non-hedge derivatives			(10)	38	88	28	(1)	5	13	4
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			105	143	213	248	15	20	32	35
Capital expenditure			111	98	118	209	16	14	18	29

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may results in computational discrepancies.

Argentina

			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
CERRO VANGUARDIA - Atrributable 92.50%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,236	5,372	4,096	10,608	5,772	5,922	4,515	11,693
Treated	- 000 tonnes	/ - 000 tons	237	221	225	459	262	244	248	506
Stripping ratio	- t (mined total-mined ore) / t mined ore		22.76	19.91	17.05	21.22	22.76	19.91	17.05	21.22
Yield	- g/t	/ - oz/t	6.61	7.25	8.92	6.92	0.193	0.211	0.260	0.202
Gold in ore	- kg	/ - oz (000)	1,642	1,688	1,712	3,330	53	54	55	107
Gold produced	- kg	/ - oz (000)	1,569	1,603	2,004	3,172	50	52	64	102
Gold sold	- kg	/ - oz (000)	1,533	1,605	2,122	3,138	49	52	68	101
Price received	- R/kg	/ - $/oz - sold	138,162	140,084	107,649	139,145	607	603	515	605
Total cash costs	- R/kg	/ - $/oz - produced	57,982	43,657	39,447	50,743	256	188	188	222
Total production costs	- R/kg	/ - $/oz - produced	85,258	71,635	60,527	78,374	376	309	289	342
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	763	787	1,263	775	24.52	25.30	40.59	24.91
Actual	- g	/ - oz	782	819	1,145	800	25.13	26.34	36.82	25.73
FINANCIAL RESULTS (MILLION)										
Gold income			233	246	255	479	33	34	39	67
Cost of sales			127	132	128	259	18	18	20	36
Cash operating costs			71	48	56	119	10	7	9	17
Other cash costs			20	22	23	41	3	3	4	6
Total cash costs			91	70	79	161	13	10	12	23
Rehabilitation and other non-cash costs			-	-	1	1	-	-	-	-
Production costs			91	70	80	162	13	10	12	23
Amortisation of tangible assets			42	44	42	87	6	6	6	12
Inventory change			(7)	18	7	11	(1)	2	1	1
			107	113	127	220	15	16	20	31
Realised non-hedge derivatives			(16)	(14)	(12)	(30)	(2)	(2)	(2)	(4)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			91	99	115	190	13	14	18	26
Capital expenditure			28	22	11	51	4	3	2	7

Rounding of figures may results in computational discrepancies.

Australia

SUNRISE DAM			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - ooo tons	86	92	83	178	95	102	92	197
Treated	- 000 tonnes	/ - 000 tons	130	59	64	188	143	65	70	208
Yield	- g/t	/ - oz/t	6.23	9.03	7.82	7.10	0.182	0.263	0.228	0.207
Gold produced	- kg	/ - oz (000)	808	529	498	1,337	26	17	16	43
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,511	1,571	2,786	3,082	1,976	2,055	3,644	4,031
Treated	- 000 tonnes	/ - 000 tons	787	881	922	1,668	868	971	1,016	1,839
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.36	2.72	4.40	1.90	1.36	2.72	4.40	1.90
Yield	- g/t	/ - oz/t	4.86	4.63	3.27	4.73	0.142	0.135	0.095	0.138
Gold produced	- kg	/ - oz (000)	3,823	4,076	3,018	7,899	123	131	97	254
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.86	4.63	3.27	4.73	0.142	0.135	0.095	0.138
Gold produced	- kg	/ - oz (000)	4,631	4,605	3,516	9,236	149	148	113	297
Gold sold	- kg	/ - oz (000)	4,227	4,522	3,496	8,749	136	145	112	281
Price received	- R/kg	/ - $/oz - sold	138,673	140,853	135,953	139,800	609	605	651	607
Total cash costs	- R/kg	/ - $/oz - produced	67,115	69,550	56,683	68,329	295	299	273	297
Total production costs	- R/kg	/ - $/oz - produced	86,776	86,907	72,706	86,841	382	374	350	378
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	4,654	4,563	2,691	4,608	149.63	146.70	86.52	148.15
Actual	- g	/ - oz	4,356	4,353	3,031	4,355	140.06	139.95	97.45	140.00
FINANCIAL RESULTS (MILLION)										
Gold income			483	559	465	1,042	68	77	72	146
Cost of sales			374	405	233	779	53	56	36	109
Cash operating costs			295	303	187	598	42	42	29	84
Other cash costs			16	17	12	33	2	2	2	5
Total cash costs			311	320	199	631	44	44	31	88
Rehabilitation and other non-cash costs			2	1	1	4	-	-	-	1
Production costs			313	322	200	635	44	45	31	89
Amortisation of tangible assets			89	78	56	167	13	11	9	23
Inventory change			(28)	5	(22)	(23)	(4)	1	(4)	(3)
			109	154	232	263	15	21	36	37
Realised non-hedge derivatives			103	78	10	181	14	11	2	25
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			212	232	242	444	30	32	37	62
Capital expenditure			45	41	41	86	6	6	6	12

[1] Total yield excludes the underground operations.

Rounding of figures may results in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	294	235	212	530	324	259	234	584
Treated	- 000 tonnes	/ - 000 tons	296	255	211	552	327	282	233	608
Yield	- g/t	/ - oz/t	6.80	7.71	7.45	7.22	0.198	0.225	0.217	0.211
Gold produced	- kg	/ - oz (000)	2,014	1,970	1,573	3,984	65	63	51	128
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,387	993	1,145	2,380	1,529	1,095	1,262	2,623
Placed [1]	- 000 tonnes	/ - 000 tons	56	30	60	86	61	33	66	95
Stripping ratio	- t (mined total-mined ore) / t mined ore		23.63	31.94	18.36	26.53	23.63	31.94	18.36	26.53
Yield [2]	- g/t	/ - oz/t	5.15	3.13	3.45	4.44	0.150	0.091	0.101	0.129
Gold placed [3]	- kg	/ - oz (000)	287	95	206	382	9	3	7	12
Gold produced	- kg	/ - oz (000)	250	94	193	344	8	3	6	11
TOTAL										
Yield [4]	- g/t	/ - oz/t	6.80	7.71	7.45	7.22	0.198	0.225	0.217	0.211
Gold produced	- kg	/ - oz (000)	2,264	2,064	1,766	4,328	73	66	57	139
Gold sold	- kg	/ - oz (000)	2,146	2,171	1,750	4,317	69	70	56	139
Price received	- R/kg	/ - $/oz - sold	139,515	140,002	130,140	139,760	612	602	621	607
Total cash costs	- R/kg	/ - $/oz - produced	56,661	48,230	39,397	52,641	249	207	190	229
Total production costs	- R/kg	/ - $/oz - produced	78,469	62,290	51,862	70,754	345	268	249	308
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	562	422	534	492	18.06	13.56	17.17	15.81
Actual	- g	/ - oz	541	517	511	529	17.38	16.63	16.43	17.01
FINANCIAL RESULTS (MILLION)										
Gold income			264	259	196	523	37	36	30	73
Cost of sales			162	155	93	317	23	21	14	44
Cash operating costs			125	96	67	221	18	13	10	31
Other cash costs			3	3	2	7	-	-	-	1
Total cash costs			128	100	70	228	18	14	11	32
Rehabilitation and other non-cash costs			-	-	1	1	-	-	-	-
Production costs			129	100	70	229	18	14	11	32
Amortisation of tangible assets			49	29	21	78	7	4	3	11
Inventory change			(16)	26	2	10	(2)	4	-	1
			102	104	103	207	14	14	16	29
Realised non-hedge derivatives			36	45	32	80	5	6	5	11
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			138	149	134	287	19	21	21	40
Capital expenditure			217	234	277	451	31	32	43	63

[1] Tonnes / Tons placed onto leach pad   [4] Total yield represents underground operations
[2] Gold placed / tonnes (tons) placed
[3] Gold placed into leach pad inventory

Rounding of figures may results in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	175	184	195	359	96	102	108	198
Treated	- 000 tonnes	/ - 000 tons	103	101	101	204	114	111	112	225
Yield	- g/t	/ - oz/t	7.19	7.31	7.50	7.25	0.210	0.213	0.219	0.211
Gold produced	- kg	/ - oz (000)	742	738	760	1,480	24	24	24	48
Gold sold	- kg	/ - oz (000)	752	855	801	1,606	24	27	26	52
Price received	- R/kg	/ - $/oz - sold	137,649	139,874	102,711	138,833	606	601	499	603
Total cash costs	- R/kg	/ - $/oz - produced	59,638	54,131	42,580	56,893	263	233	206	248
Total production costs	- R/kg	/ - $/oz - produced	78,631	73,030	54,514	75,839	346	314	263	330
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	891	890	975	891	28.64	28.63	31.33	28.63
Actual	- g	/ - oz	898	904	971	901	28.87	29.05	31.23	28.96
FINANCIAL RESULTS (MILLION)										
Gold income			93	105	68	198	13	14	11	28
Cost of sales			58	63	43	121	8	9	7	17
Cash operating costs			41	37	30	79	6	5	5	11
Other cash costs			3	3	2	6	-	-	-	1
Total cash costs			44	40	32	84	6	6	5	12
Rehabilitation and other non-cash costs			-	-	-	-	-	-	-	-
Production costs			44	40	32	84	6	6	5	12
Amortisation of tangible assets			14	14	9	28	2	2	1	4
Inventory change			-	9	1	8	-	1	-	1
			35	42	25	77	5	6	4	11
Realised non-hedge derivatives			11	15	15	25	2	2	2	4
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			45	57	39	102	6	8	6	14
Capital expenditure			24	14	15	38	3	2	2	5

Rounding of figures may results in computational discrepancies.

Ghana

IDUAPRIEM - Attributable 85%			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,232	5,123	4,625	10,355	5,768	5,647	5,098	11,414
Treated	- 000 tonnes	/ - 000 tons	758	453	713	1,211	836	499	786	1,335
Stripping ratio	- t (mined total-mined ore) / t mined ore		7.95	6.60	4.68	7.23	7.95	6.60	4.68	7.23
Yield	- g/t	/ - oz/t	1.78	1.87	1.77	1.81	0.052	0.055	0.052	0.053
Gold in ore	- kg	/ - oz (000)	1,548	1,327	1,262	2,876	50	43	41	92
Gold produced	- kg	/ - oz (000)	1,347	848	1,265	2,195	43	27	41	71
Gold sold	- kg	/ - oz (000)	1,308	848	1,130	2,156	42	27	36	69
Price received	- R/kg	/ - $/oz - sold	137,005	137,840	103,921	137,334	603	594	500	600
Total cash costs	- R/kg	/ - $/oz - produced	66,628	106,413	84,886	82,004	293	459	408	357
Total produced costs	- R/kg	/ - $/oz - produced	84,760	122,137	110,484	99,206	372	526	532	432
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	637	592	681	615	20.49	19.04	21.88	19.76
Actual	- g	/ - oz	614	391	611	503	19.73	12.58	19.64	16.18
FINANCIAL RESULTS (MILLION)										
Gold income			170	114	103	284	24	16	16	40
Cost of sales			115	98	117	213	16	14	18	30
Cash operating costs			82	86	101	168	12	12	16	23
Other cash costs			7	5	6	12	1	1	1	2
Total cash costs			90	90	107	180	13	13	17	25
Rehabilitation and other non-cash costs			-	-	1	-	-	-	-	-
Production costs			90	90	109	180	13	13	17	25
Amortisation of tangible assets			24	13	31	38	3	2	5	5
Inventory change			-	(5)	(23)	(5)	-	(1)	(3)	(1)
			55	16	(14)	71	8	2	(2)	10
Realised non-hedge derivatives			9	3	14	12	1	-	2	2
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			65	19	-	83	9	3	-	12
Capital expenditure			28	8	3	36	4	1	-	5

Rounding of figures may results in computational discrepancies.

Ghana

OBUASI			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	456	480	607	936	503	529	669	1,032
Treated	- 000 tonnes	/ - 000 tons	543	524	567	1,067	598	578	625	1,176
Yield	- g/t	/ - oz/t	4.16	4.83	4.33	4.49	0.121	0.141	0.126	0.131
Gold produced	- kg	/ - oz (000)	2,259	2,531	2,456	4,789	73	81	79	154
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	1,083	1,082	619	2,165	1,194	1,193	683	2,387
Yield	- g/t	/ - oz/t	0.55	0.55	0.54	0.55	0.016	0.016	0.016	0.016
Gold produced	- kg	/ - oz (000)	592	596	333	1,188	19	19	11	38
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	-	-	352	-	-	-	388	-
Treated	- 000 tonnes	/ - 000 tons	-	-	352	-	-	-	388	-
Stripping ratio	- t (mined total-mined ore) / t mined ore		-	-	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	0.64	-	-	-	0.019	-
Gold in ore	- kg	/ - oz (000)	-	-	286	-	-	-	9	-
Gold produced	- kg	/ - oz (000)	-	-	225	-	-	-	7	-
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.16	4.83	4.33	4.49	0.121	0.141	0.126	0.131
Gold produced	- kg	/ - oz (000)	2,851	3,127	3,013	5,978	92	101	97	192
Gold sold	- kg	/ - oz (000)	2,781	3,038	2,673	5,819	89	98	86	187
Price received	- R/kg	/ - $/oz - sold	137,330	138,361	101,141	137,868	605	597	480	600
Total cash costs	- R/kg	/ - $/oz - produced	102,805	92,224	85,122	97,267	452	397	406	423
Total production costs	- R/kg	/ - $/oz - produced	136,780	127,711	122,025	132,031	601	550	583	575
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	334	326	223	330	10.75	10.49	7.15	10.62
Actual	- g	/ - oz	181	204	169	192	5.82	6.55	5.44	6.18
FINANCIAL RESULTS (MILLION)										
Gold income			362	414	232	776	51	57	36	109
Cost of sales			372	382	326	755	53	53	50	106
Cash operating costs			278	271	243	549	39	38	37	77
Other cash costs			16	17	13	33	2	2	2	5
Total cash costs			293	288	256	581	41	40	39	81
Retrenchment costs			-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs			4	7	4	11	1	1	-	2
Production costs			297	296	260	592	42	41	40	83
Amortisation of tangible assets			93	104	108	197	13	14	17	28
Inventory change			(18)	(17)	(41)	(35)	(2)	(2)	(6)	(5)
			(10)	31	(94)	21	(1)	4	(15)	3
Realised non-hedge derivatives			20	7	38	26	3	1	6	4
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			10	38	(56)	48	1	5	(9)	7
Capital expenditure			198	182	156	380	28	25	24	53

[1] Total yield represents underground operations.

Rounding of figures may results in computational discrepancies.

Guinea

SIGUIRI - Attributable 85%				Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/ - 000 tons		4,973	4,288	5,062	9,261	5,481	4,727	5,580	10,208
Treated	- 000 tonnes	/ - 000 tons		1,981	2,136	1,481	4,117	2,184	2,355	1,633	4,538
Stripping ratio	- t (mined total-mined ore) / t mined ore			0.66	1.07	1.32	0.83	0.66	1.07	1.32	0.83
Yield	- g/t	/ - oz/t		1.01	1.06	1.16	1.04	0.029	0.031	0.034	0.030
Gold produced	- kg	/ - oz (000)		1,992	2,270	1,725	4,262	64	73	55	137
HEAP LEACH OPERATION											
Gold produced	- kg	/ - oz (000)		-	-	101	-	-	-	3	-
TOTAL											
Yield [1]	- g/t	/ - oz/t		1.01	1.06	1.16	1.04	0.029	0.031	0.034	0.030
Gold produced	- kg	/ - oz (000)		1,992	2,270	1,826	4,262	64	73	59	137
Gold sold	- kg	/ - oz (000)		1,944	2,280	1,826	4,225	63	73	59	136
Price received	- R/kg	/ - $/oz	- sold	136,493	141,433	109,887	139,159	601	607	519	604
Total cash costs	- R/kg	/ - $/oz	- produced	113,624	96,653	83,876	104,585	500	416	403	455
Total production costs	- R/kg	/ - $/oz	- produced	137,738	122,100	109,149	129,409	607	526	524	563
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		299	280	469	289	9.61	9.00	15.09	9.30
Actual	- g	/ - oz		474	570	447	521	15.23	18.33	14.37	16.74
FINANCIAL RESULTS (MILLION)											
Gold income				252	318	181	570	36	44	28	80
Cost of sales				265	286	184	551	38	40	28	77
Cash operating costs				189	172	129	362	27	24	20	51
Other cash costs				37	47	24	84	5	7	4	12
Total cash costs				226	219	153	446	32	30	24	62
Rehabilitation and other non-cash costs				-	-	1	1	-	-	-	-
Production costs				227	220	155	446	32	30	24	62
Amortisation of tangible assets				48	57	45	105	7	8	7	15
Inventory change				(10)	9	(15)	-	(1)	1	(3)	-
				(13)	32	(3)	19	(2)	4	(1)	3
Realised non-hedge derivatives				13	4	19	17	2	1	3	2
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				1	36	16	37	-	5	2	5
Capital expenditure				32	12	24	44	5	2	4	6

[1] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Mali

MORILA - Attributable 40%			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	827	730	900	1,557	1,082	955	1,178	2,037
Mined	- 000 tonnes	/ - 000 tons	2,152	2,006	2,402	4,158	2,372	2,211	2,648	4,583
Treated	- 000 tonnes	/ - 000 tons	421	422	399	843	464	465	440	929
Stripping ratio	- t (mined total-mined ore) / t mined ore		5.80	4.36	2.78	5.02	5.80	4.36	2.78	5.02
Yield	- g/t	/ - oz/t	2.57	3.04	4.22	2.81	0.075	0.089	0.123	0.082
Gold produced	- kg	/ - oz (000)	1,080	1,284	1,684	2,365	35	41	54	76
Gold sold	- kg	/ - oz (000)	1,057	1,333	1,520	2,390	34	43	49	77
Price received	- R/kg	/ - $/oz - sold	135,966	139,606	130,435	137,996	600	601	632	600
Total cash costs	- R/kg	/ - $/oz - produced	93,093	83,011	51,803	87,617	410	358	249	381
Total production costs	- R/kg	/ - $/oz - produced	110,034	100,339	66,241	104,768	484	432	318	456
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	975	1,109	2,464	1,042	31.34	35.66	79.22	33.50
Actual	- g	/ - oz	714	855	1,270	785	22.97	27.49	40.84	25.22
FINANCIAL RESULTS (MILLION)										
Gold income			144	186	198	330	20	26	31	46
Cost of sales			114	131	101	245	16	18	16	34
Cash operating costs			89	91	73	180	13	13	11	25
Other cash costs			12	15	14	27	2	2	2	4
Total cash costs			101	107	87	207	14	15	13	29
Rehabilitation and other non-cash costs			1	1	1	1	-	-	-	-
Production costs			101	107	88	208	14	15	14	29
Amortisation of tangible assets			18	22	24	39	3	3	4	6
Inventory change			(5)	2	(10)	(2)	(1)	-	(2)	-
			30	55	97	85	4	8	15	12
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			30	55	97	85	4	8	15	12
Capital expenditure			1	1	1	2	-	-	-	-

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38%			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,495	1,455	1,112	2,949	1,955	1,903	1,455	3,858
Mined	- 000 tonnes	/ - 000 tons	2,845	2,887	2,240	5,732	3,136	3,182	2,469	6,319
Treated	- 000 tonnes	/ - 000 tons	398	391	459	789	439	431	506	870
Stripping ratio	- t (mined total-mined ore) / t mined ore		2.94	4.61	3.45	3.64	2.94	4.61	3.45	3.64
Yield	- g/t	/ - oz/t	2.63	2.50	3.50	2.56	0.077	0.073	0.102	0.075
Gold produced	- kg	/ - oz (000)	1,048	977	1,607	2,025	34	31	52	65
Gold sold	- kg	/ - oz (000)	1,086	1,180	1,542	2,266	35	38	50	73
Price received	- R/kg	/ - $/oz - sold	136,269	139,019	129,893	137,701	601	599	628	600
Total cash costs	- R/kg	/ - $/oz - produced	91,710	100,845	52,888	96,118	404	434	255	418
Total production costs	- R/kg	/ - $/oz - produced	99,421	108,523	69,219	103,813	438	467	332	452
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,164	1,187	1,956	1,175	37.42	38.15	62.90	37.79
Actual	- g	/ - oz	745	684	1,508	714	23.96	21.98	48.50	22.96
FINANCIAL RESULTS (MILLION)										
Gold income			148	164	200	312	21	23	31	44
Cost of sales			107	121	109	228	15	17	17	32
Cash operating costs			85	86	71	171	12	12	11	24
Other cash costs			12	12	14	24	2	2	2	3
Total cash costs			96	99	85	195	14	14	13	27
Rehabilitation and other non-cash costs			-	-	-	1	-	-	-	-
Production costs			96	99	85	195	14	14	13	27
Amortisation of tangible assets			8	7	26	15	1	1	4	2
Inventory change			3	15	(2)	18	-	2	-	3
			41	43	91	84	6	6	14	12
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			41	43	91	84	6	6	14	12
Capital expenditure			6	6	7	12	1	1	1	2

Rounding of figures may result in computational discrepancies.

Mali

YATELA - Attributable 40%			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,703	1,690	1,293	3,393	1,877	1,863	1,426	3,740
Placed [1]	- 000 tonnes	/ - 000 tons	337	287	325	623	371	316	358	687
Stripping ratio	- t (mined total-mined ore) / t mined ore		7.45	8.57	3.45	7.98	7.45	8.57	3.45	7.98
Yield [2]	- g/t	/ - oz/t	5.14	3.25	4.92	4.27	0.150	0.095	0.143	0.125
Gold placed [3]	- kg	/ - oz (000)	1,732	932	1,598	2,664	56	30	51	86
Gold produced	- kg	/ - oz (000)	1,036	1,093	1,242	2,129	33	35	40	68
Gold sold	- kg	/ - oz (000)	996	1,201	1,115	2,197	32	39	36	71
Price received	- R/kg	/ - $/oz - sold	137,924	139,121	130,839	138,578	607	599	629	603
Total cash costs	- R/kg	/ - $/oz - produced	52,961	49,942	48,496	51,411	232	216	232	224
Total production costs	- R/kg	/ - $/oz - produced	60,858	67,995	63,636	64,522	267	294	305	281
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,166	1,237	1,411	1,202	37.49	39.77	45.35	38.63
Actual	- g	/ - oz	1,335	1,481	1,723	1,406	42.92	47.60	55.40	45.20
FINANCIAL RESULTS (MILLION)										
Gold income			137	167	146	304	19	23	23	43
Cost of sales			61	82	66	143	9	11	10	20
Cash operating costs			44	42	50	86	6	6	8	12
Other cash costs			11	13	10	23	1	2	2	3
Total cash costs			55	55	60	109	8	8	9	15
Rehabilitation and other non-cash costs			1	1	2	2	-	-	-	-
Production costs			56	55	62	111	8	8	10	16
Amortisation of tangible assets			7	19	17	26	1	3	3	4
Inventory change			(2)	8	(14)	5	-	1	(2)	1
			76	85	80	162	11	12	12	23
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			76	85	80	162	11	12	12	23
Capital expenditure			5	5	1	10	1	1	-	1

[1] Tonnes / Tons placed on to leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

NAVACHAB			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	685	812	844	1,497	896	1,062	1,104	1,958
Mined	- 000 tonnes	/ - 000 tons	1,729	2,022	2,097	3,751	1,906	2,228	2,311	4,135
Treated	- 000 tonnes	/ - 000 tons	401	418	351	819	442	461	386	903
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.16	5.42	12.47	4.77	4.16	5.42	12.47	4.77
Yield	- g/t	/ - oz/t	1.55	1.47	1.95	1.51	0.045	0.043	0.057	0.044
Gold produced	- kg	/ - oz (000)	621	614	684	1,235	20	20	22	40
Gold sold	- kg	/ - oz (000)	641	675	629	1,316	21	22	20	42
Price received	- R/kg	/ - $/oz - sold	137,429	138,759	130,685	138,111	605	598	638	601
Total cash costs	- R/kg	/ - $/oz - produced	79,443	85,460	57,763	82,434	349	368	279	358
Total production costs	- R/kg	/ - $/oz - produced	95,850	101,693	75,514	98,754	421	438	364	429
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	499	479	829	489	16.05	15.41	26.65	15.73
Actual	- g	/ - oz	621	629	747	625	19.96	20.24	24.00	20.10
FINANCIAL RESULTS (MILLION)										
Gold income			88	94	82	182	12	13	13	25
Cost of sales			62	65	45	127	9	9	7	18
Cash operating costs			46	49	39	95	6	7	6	13
Other cash costs			3	4	-	7	-	-	-	1
Total cash costs			49	52	39	102	7	7	6	14
Rehabilitation and other non-cash costs			-	-	-	-	-	-	-	-
Production costs			49	52	39	102	7	7	6	14
Amortisation of tangible assets			10	10	12	20	1	1	2	3
Inventory change			2	3	(7)	5	-	-	(1)	1
			26	29	37	55	4	4	6	8
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			26	29	37	55	4	4	6	8
Capital expenditure			6	3	5	8	1	-	1	1

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	6,332	5,150	5,342	11,483	8,283	6,737	6,988	15,019
Mined	- 000 tonnes	/ - 000 tons	16,432	13,894	14,150	30,326	18,113	15,316	15,598	33,429
Treated	- 000 tonnes	/ - 000 tons	1,155	1,339	1,472	2,494	1,273	1,476	1,623	2,749
Stripping ratio	- t (mined total-mined ore) / t mined ore		11.33	10.58	8.90	10.97	11.33	10.58	8.90	10.97
Yield	- g/t	/ - oz/t	2.21	1.80	1.50	1.99	0.065	0.053	0.044	0.058
Gold produced	- kg	/ - oz (000)	2,553	2,412	2,203	4,965	82	78	71	160
Gold sold	- kg	/ - oz (000)	2,340	2,421	2,100	4,761	75	78	68	153
Price received	- R/kg	/ - $/oz - sold	138,059	138,914	135,358	138,494	607	599	645	603
Total cash costs	- R/kg	/ - $/oz - produced	76,486	103,153	105,814	89,438	337	447	507	390
Total production costs	- R/kg	/ - $/oz - produced	110,139	133,407	128,519	121,440	485	577	617	530
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	853	625	969	739	27.41	20.10	31.14	23.76
Actual	- g	/ - oz	433	373	381	402	13.92	12.00	12.26	12.92
FINANCIAL RESULTS (MILLION)										
Gold income			167	195	173	362	24	27	26	50
Cost of sales			242	349	265	592	34	49	41	83
Cash operating costs			180	232	220	412	26	32	34	58
Other cash costs			11	11	10	22	2	2	2	3
Total cash costs			191	243	230	434	27	34	36	61
Rehabilitation and other non-cash costs			-	-	2	-	-	-	-	-
Production costs			191	243	232	434	27	34	36	61
Amortisation of tangible assets			86	73	48	159	12	10	7	22
Inventory change			(34)	33	(15)	(1)	(5)	5	(2)	-
			(75)	(155)	(93)	(230)	(11)	(22)	(14)	(32)
Realised non-hedge derivatives			156	142	112	298	22	20	17	42
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			81	(13)	19	68	11	(2)	3	9
Capital expenditure			34	25	84	59	5	3	13	8

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR J.V.			Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007	Quarter ended June 2007	Quarter ended March 2007	Quarter ended June 2006	Six months ended June 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	12,139	12,036	14,818	24,175	13,381	13,267	16,334	26,648
Placed [1]	- 000 tonnes	/ - 000 tons	5,280	4,864	5,705	10,144	5,821	5,361	6,289	11,182
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.47	1.62	1.57	1.54	1.47	1.62	1.57	1.54
Yield [2]	- g/t	/ - oz/t	0.50	0.56	0.54	0.53	0.015	0.016	0.016	0.015
Gold placed [3]	- kg	/ - oz (000)	2,638	2,738	3,080	5,376	85	88	99	173
Gold produced	- kg	/ - oz (000)	2,142	1,980	2,030	4,122	69	64	65	133
Gold sold	- kg	/ - oz (000)	2,015	1,892	2,009	3,906	65	61	65	126
Price received	- R/kg	/ - $/oz - sold	138,455	139,842	59,038	139,127	609	601	288	605
Total cash costs [4]	- R/kg	/ - $/oz - produced	56,679	56,156	49,987	56,428	249	242	242	246
Total production costs	- R/kg	/ - $/oz - produced	78,462	79,372	74,525	78,899	345	342	360	343
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	2,467	2,155	2,835	2,311	79.32	69.28	91.15	74.30
Actual	- g	/ - oz	2,511	1,729	2,069	2,063	80.72	55.60	66.53	66.33
FINANCIAL RESULTS (MILLION)										
Gold income			187	161	85	348	26	22	13	49
Cost of sales			168	157	151	325	24	22	23	45
Cash operating costs			178	183	153	361	25	25	24	50
Other cash costs			5	6	9	11	1	1	1	2
Total cash costs			183	189	161	372	26	26	25	52
Rehabilitation and other non-cash costs			3	3	3	6	-	-	-	1
Production costs			186	192	165	378	26	27	26	53
Amortisation of tangible assets			53	56	96	109	8	8	14	15
Inventory change			(71)	(91)	(110)	(162)	(10)	(13)	(17)	(23)
			19	4	(66)	23	3	1	(10)	3
Realised non-hedge derivatives			92	103	34	195	13	14	5	27
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			111	107	(33)	218	16	15	(5)	31
Capital expenditure			26	47	16	74	4	7	2	10

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.

Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Offices

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman [†]
Mrs E le R Bradley
Mrs C Carroll #
R Médori ~ (Alternate: P G Whitcutt)
J H Mensah [†]
W A Nairn
Prof W L Nkuhlu
S M Pityana
S R Thompson *

* British	# American	[†] Ghanaian
~ French	! Brazilian	

Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell

Contacts

Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Share Registrars

South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 31, 2007,

By: /s/ L Eatwell
Name: L Eatwell
Title: Company Secretary